Exhibit 99.1

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Annual Report 2001

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SULZER MEDICA

Key Figures

Major Events 2001

Key Figures

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(in millions except per share/ADS data)	2001	2001	2000	2001 vs. 2000
	USD	CHF	CHF	+/–%

Net sales	839	1,418	1,347	+5.3
Research and development expenses	–77	–130	–108	+20.4
Operating income before goodwill amortization and exceptional items	59	100	270	–63.0
As a percent of net sales	7.1%	7.1%	20.0%
Net income/loss	–706	–1,193	190
Shareholders’ equity on December 31(1)	467	784	1,993	–60.7
Return on equity (ROE) (1)	–85.9%	–85.9%	10.0%
Net income/loss per share	–70.79	–119.62	19.01
Net income/loss per ADS	–7.08	–11.96	1.90
Cash flow from operating activities	55	93	297	–68.7
Personnel on December 31		3,894	3,397	+14.6

Share price at year end
Registered shares (in CHF)		70	426	–83.5
American Depositary Shares (ADS, in USD)	4.49		26.13	–82.8

(1) adjusted by treasury stock

Net sales per year (1996–2001)
in CHF millions (2)

1996	761
1997	925
1998	1,100
1999	1,182
2000	1,347
2001	1,418

(2) without the Electrophysiology Division

Major Events 2001

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Events of 2001

Business Units	Event	Month
Corporate	4th Sulzer Medica Annual General Shareholders’ Meeting	April 20
	Extraordinary Shareholders’ Meeting approves final details for spin-off from Sulzer Ltd., and changes to the Articles of Association	July 9
	Stephan Rietiker takes over as Group President and CEO	August 1
	Corporate headquarters established in Zurich	October 15

Biologics	Denver facility closed	October

Spine Care	Internal realignment	October–December

Cardiac Care	Internal realignment	May–December
	Calgary facility closed	December

Products launched

Business Units	Product	Country/Region
Joint and Fracture Care	Anatomical Shoulder	USA

Spine Care	BAK/C®	USA
	Trinica™ Plate System	USA
	BP™ Cage	USA
	Silhouette™ SNAP	USA
	Instrument enhancements to Silhouette™	USA
	Accugraft™ ALIF	USA
	Symmetry™ PLIF	USA

Dental Care	Tapered ScrewVent	Worldwide
	AdVent™	Worldwide
	SwissPlus®	Worldwide
	Twist 11.5mm	Worldwide
	Puros™ (allograft)	USA
	Navigraft (xenograft)	Germany

Vascular Care	Taperflo™	USA
	Gelweave Valsalva™	Worldwide exluding USA,
Japan, Canada

Annual Report 2001

Contents

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Sulzer Medica Annual Report 2001

Editorial

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                Max Link

                Stephan Rietiker

The new management team sees its central task as utilizing the excellent opportunities now available for the benefit of patients, surgeons and staff as well as for our shareholders.

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Corporate governance

The Board of Directors is also aware of its substantial responsibilities regarding corporate governance. The Board meets regularly during the business year and is responsible for the strategic direction, policies and overall management of the Group. A clear division of responsibilities between the Chairman of the Board and the Chief Executive Officer exists. The Board of Directors is responsible for the statutory internal controlling and for the efficiency of reporting. The Board is obligated to provide transparent and open communication to the shareholders, staff, regulatory authorities and the public.

The Board of Directors has formed the following committees:

Finance & Audit Committee

Management Development & Compensation Committee

Science, Technology & Ethics Committee

Production/Logistics/IT Committee

Nominating & Corporate Governance Committee

By forming these committees the Board is making an effort to ensure that a high standard of corporate governance is guaranteed. These committees report regularly to the Board of Directors.

Sulzer Medica Limited’s 2001 business year was characterized by a story that generated headlines around the world and presented the company with a substantial challenge: the recall of certain lots of Inter-Op hip shells and the withdrawal of selected lots of a porous-coated tibial baseplate.

Sulzer Medica’s goal has always been to offer specialties that enhance the quality of life of our patients. We deeply regret that in this case we fell short of our goal and that we disappointed many of our patients and many orthopedic surgeons, particularly in the USA.

The new corporate management, in place since August 2001, has actively countered this dramatic development with the assistance of external legal assistance. It is working under a substantial amount of pressure to achieve a solution that will fairly and quickly compensate the patients in the USA. At the same time, the chances the company has for the future must also remain as intact as possible. The settlement agreement crafted under these prerequisites has been signed by representatives of the plaintiffs’attorneys.  We are therefore confident that we will be able to conclude the litigation in the near future.

Max Link Chairman of the Board	Stephan Rietiker President and CEO

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Organization

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Status December 31, 2001

Board of Directors

Max Link: Chairman, Zurich, Switzerland

Larry L. Mathis: Member, Houston, USA

Steffen Gay: Member, Zurich, Switzerland

Management

Stephan Rietiker: President and CEO

Beatrice Tschanz: Group Vice President Communications

Urs Kamber: Chief Financial Officer

Gabor-Paul Ondo: Chief Risk Officer and Secretary General

Thomas Zehnder: Group Vice President Business and Technology Development, President Sulzer Biologics

John Rankin: Group Vice President Human Resources

Business Unit Presidents

David Floyd: Sulzer Orthopedics Inc., Austin, USA

Dennis Wallach: Cardiovascular Prostheses Division, Sulzer Spine-Tech, Minneapolis, USA

Richard Fritschi: Sulzer Orthopedics Ltd., Baar, Switzerland

Steven Hanson: Sulzer Dental, Carlsbad, USA

Auditors: PricewaterhouseCoopers, Winterthur, Switzerland

Board of Directors

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                Max Link

                Larry L. Mathis

                Steffen Gay

Management

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                Stephan Rietiker

                Beatrice Tschanz

                Urs Kamber

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Profile

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Headquartered in Zurich, Switzerland, Sulzer Medica specializes in implantable medical devices and biological materials for orthopedic and cardiovascular markets worldwide. Its product offering ranges from joint prostheses, spinal implants and dental implants to trauma surgery products, vascular grafts and heart valves as well as repair products.

Dedicated to technical excellence and top-quality products and services, Sulzer Medica renews its commitment to improve the quality of life on a daily basis. In preparation for the future, the company has positioned itself for dynamic development in biotechnology by making corresponding investments in research and development. In 2001, Sulzer Medica registered sales of CHF 1,418 million and employed roughly 3,900 employees around the globe.

Sulzer Medica Ltd.

Stephan Rietiker

Joint and Fracture Care			Cardiovascular Prostheses Division Dennis Wallach
	Spine Care	Dental Care	Cardiac Care	Vascular Care	Biologics

Sulzer Orthopedics Ltd. Europe/Asia/RoW	Sulzer Spine-Tech	Sulzer Dental	Sulzer Carbomedics	Sulzer Vascutek	Sulzer Biologics

Richard Fritschi	Dennis Wallach	Steven Hanson	Chuck Griffin	Roshan Maini	Thomas Zehnder

Sulzer Orthopedics Inc. USA

David Floyd

Business Unit Presidents

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Gabor-Paul Ondo

Thomas Zehnder

John Rankin

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David Floyd

Dennis Wallach

Richard Fritschi

Steven Hanson

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To Our Shareholders

For Sulzer Medica Limited 2001 was a year of challenge, change and of setting a course from which to operate in the future

Managing the situation presented by the US litigation has been a great challenge for our company in the year under review. Today, from the perspective of having reached an agreement, we know that there is much the company has learned. In the process these experiences have made Sulzer Medica a stronger company.

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Dear Shareholders,

The 2001 business year was the most significant in the history of Sulzer Medica Ltd. In July the company was legally separated from its majority shareholder Sulzer Ltd. and became a legally-independent corporation. The company has also been under a completely new executive management team since August, under the leadership of new President and CEO Dr. Stephan Rietiker. But the most significant event was the litigation involving recalled and withdrawn acetabular shells and tibial baseplates, the influence of which was felt in the first half of 2001. This issue seriously threatened the existence of our company. A solution was found in a settlement agreement with the affected patients and their legal representatives (see a more extensive report on this issue on page 10).

Other projects pursued by the company also resulted in positive developments: the corporate separation from Sulzer Ltd. was successfully completed and the new executive management now represents a smoothly functioning team. But a central issue of the 2001 business year was the fact, in spite of the distraction of the litigation in the US, that we were able to pursue the business of Sulzer Medica. Sales were up 5% to CHF 1.42 billion. At the operating level the company achieved earnings before interest and taxes of CHF 100 million. As a result of a one-time writedown, as well as substantial provisions taken to cover the settlement for US litigation, Sulzer Medica will post a net loss for the year of CHF 1.193 billion.

The fact that our company continued to put out solid operating figures in the face of a very adverse year is largely due to our approximately 3,900 staff members. The Board of Directors and the Executive Committee wishes to thank all the employees of Sulzer Medica companies for their exemplary efforts and their ongoing loyalty to the company. We are also grateful to our customers throughout the world who continued to show confidence in our company.

Because of our first-class products, and the close cooperation we continue to enjoy with our most important partners, the surgeons, Sulzer Medica has an outstanding outlook for the future. The excellent relationship between our frontline staff members and our customers generates the strength that pulses through the company.

In the year under report our organization has been subject to substantial changes. The corporate headquarters were moved from Winterthur to Zurich and a program was initiated to consolidate the majority of activities performed in Houston to Austin, Texas.

The Winterthur-based production facility was not affected by the corporate move to Zurich. The production of hip and knee prostheses will remain in Oberwinterthur.

Joint and Fracture Care is the main pillar of Sulzer Medica. Thanks to technologically top-rate products and a dynamic

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team we remain the market leader in Europe and can report a solid level of growth in spite of the litigation issues. In the US market the Converge acetabular system, the successor to the Inter-Op, was successfully introduced. The Business Units also achieved substantial success with the introduction of the Unispacer a disc designed to be implanted in the knee to counter the affects of osteoarthritis. This product meets the high standards established for minimally-invasive procedures: the operation requires no invasion of the bone surrounding the joint.

                This is a new beginning that will be given additional momentum through the creation of a new identity.

Trends in the orthopedics business are aimed at more rapid healing, simplified instrumentation, an improvement of the service and applications for younger patients. Our rich product pipeline includes a modular hip implant, featuring so-called “big ball heads”, or head diameters greater than 32mm, as well as a hip implant for young and active patients.

With a growth rate of some 25% per year, the market for spine implants is the strongest of any of our market segments. We therefore estimate the potential for our spine implant segment to be very promising. In addition to bone-based products, trends in this area are moving toward solutions that maintain the flexibility of the spine.

In the sector of dental implants, the acquisition of the Paragon company, of Carlsbad, California, helped to more than double sales in this segment. The product range was also expanded with a series of very innovative products. Today we are one of the leading providers of both single and dual-stage dental implants. This Business Unit also launched a fundamental program aimed at generating improvements in its processes, distribution structures and product lines. The results of this program are forecast to produce greater profitability in the future.

The heart valve segment of our business shows a clear trend away from mechanical heart valves toward biological or tissue products. During the year under review we therefore restructured and refocused our Business Unit, giving it a more future-oriented emphasis. While sales in this sector declined by 6%, we remain confident that this unit, under new general management and with a leaner structure, will again catch up to the market’s high rate of growth during the current year.

In the sector of vascular grafts we acquired the US-based company IntraTherapeutics in February 2001which operates in the rapidly growing segment of peripheral stents. Sales jumped by some 50%, or 10% when adjusted for currency and acquisitions. The trends in Cardiovascular Care are also aimed at minimally-invasive procedures as well as toward biological products, an enhanced emphasis on drug coated stents and growth factors, or substances that accelerate the regeneration of damaged tissue material.

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Sulzer Medica Ltd. has set four primarily goals for the 2002 business year: rapid compensation of affected patients according to the settlement agreement, quickly implementing the corporate rebranding process, defining and rapidly implementing an innovative corporate strategy and substantially improving the company’s operating performance. We have formulated ambitious targets to help us meet the last of these goals and moved resources from administration to the areas of sales, marketing and research and development. The yardstick for measuring growth in the Business Units is not the respective rate of market expansion but the position of the respective market leader. We therefore want to gain market share in our core segments while consistently expanding and revitalizing our product pipeline.

In terms of strategy, we will review which segments truly belong in our core business and decide which sectors to further develop in cooperation with partners.

We are also actively pursuing synergies in individual countries, systematically combing through our businesses in Europe and the US, for example, to find cost-cutting possibilities. The central question in this type of exercise is: which duties among finance management, human resources, logistics and IT can be amalgamated at a single location?

We aim to further solidify our leading position in the European orthopedics market. Development in key countries such as Japan and China has the highest priority.

We will also decide which segments truly belong in our core business and which sectors to further develop in cooperation with partners. The potential available in the area of biotechnology appears to be particularly promising. But again, in this segment we must decide which areas we can pursue on our own and which call for cooperating with a partner.

A central facet of the second quarter of 2002 is the introduction of the new company name. The separation agreement with Sulzer Ltd. calls for our company to develop a new identity by the summer of 2003. This process represents less a demand than a welcome opportunity for a new beginning at several levels. In spite of our belief in the future, we will not forget our roots at Sulzer Ltd. The separation and the creation of a new identity may have been overdue; but we don’t want to minimize the many year of cooperation between the two companies.

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Contained in the litigation settlement is our obligation to pay a total of USD 725 million. Some USD 425 million consists of cash payments made directly to the patients. Each patient will receive USD 200,000. The remaining USD 300 million will be paid out either in cash or in shares, generated by a financial instrument known as a callable convertible instrument. The company will decide in which form the repayment will take place. While the cash payments to the patients will limit our financing possibilities for years, we are nonetheless gratified to have solved this issue in a decent and proper manner that benefits the affected patients. The company’s future balance sheet will not be influenced by these payments as the entire amount has been accounted for via provisions taken in the 2001 business year.

The Sulzer Medica Ltd. share price was subject to substantial fluctuations over the course of 2001 due to the great uncertainties the company faced at the time. The high share price for 2001 was CHF 470 and the low CHF 33. But the fact that the share’s value has appreciated by roughly 100% (closing price on March 21) since the beginning of the current year shows that the market has placed renewed trust in our company.

It’s not an empty claim to say that our employees are the company’s greatest asset. They are our future. We are confident that the company again sits on a solid foundation and is well prepared for the new challenges it will face.

Zurich, March 2002

Max Link Chairman of the Board	Stephan Rietiker President and CEO

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Litigation

Comprehensive settlement with the interests of the patients at heart

Sulzer Medica Ltd. is working hard towards ending the litigation in the USA and has consequently submitted a generous settlement proposal that focuses on the interests of the affected patients. The settlement has also been signed by representatives of the plaintiffs’ attorneys.*

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On December 8, 2000 Sulzer Orthopedics Inc. issued a recall order for certain production lots of the Inter-Op acetabular shell. The reason for the recall was because the shell had loosened after being implanted in various patients as the patients’ bone had not bonded with the implant. On May 17, 2001 Sulzer Orthopedics Inc. announced that a similar phenomenon had been detected with a so-called tibial baseplate, or part of a knee implant. Sulzer Orthopedics Inc. recommended that patients having received this implant be subject to a more rigorous postoperative examination. Both of these products were removed from the market without delay.

Of the recalled series of implants, a total of some 26,000 acetabular shells and 1,590 tibial baseplates had actually been implanted, the majority of these in the USA. Approximately 3,400 patients underwent a revision surgery (data as of March 1, 2002). Until today some 2,000 lawsuits have been filed at both state and federal level against Sulzer Orthopedics Inc. and/or other Group and third-party companies (including Sulzer Ltd.).

From the time this problem was identified, Sulzer Medica Ltd. placed a great deal of significance on curtailing the flood of individual lawsuits while attempting to negotiate an acceptable settlement. A substantial amount of responsibility in this issue was given to United States District Court Judge Kathleen O’Malley, of the United States District Court in Cleveland, Ohio. Judge O’Malley’s court was charged with overseeing the settlement negotiations. The goal of the negotiations from the outset was to quickly and fairly find a level of compensation for the affected patients that would also allow the company to continue to pursue its successful business activities.

                Sulzer Medica Ltd. is very confident that the settlement agreement is fair toward all parties.

During the settlement negotiations and the period for studying the fairness of the submitted settlement, all pending judicial procedures in the USA relating to this case were stayed. If the settlement is deemed to be fair by the court and is officially accepted by the parties, all lawsuits in this case will be deemed to be concluded, although certain plaintiffs may expressly refuse to accept the proposed settlement and choose to “opt-out” of the agreement and pursue an individual claim.

After intensive negotiations a Memorandum of Understanding (MoU) was concluded on February 1, 2001. This MoU formed

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the basis for a comprehensive settlement agreement that also included a broad-based coalition of plaintiffs’attorneys.

The settlement agreement includes the following key points:

•                  Sulzer Medica Ltd. will pay an amount of USD 425 million and also gives the plaintiffs the right to obtain Sulzer Medica stock valued at USD 300 million that may be redeemed for the same amount in cash before a certain date. Sulzer Ltd. is contributing USD 50 million to the agreement as well as approximately 480,000 Sulzer Medica shares from its holdings. Insurance policy benefits totaling USD 218.5 million are also part of the settlement agreement, giving it a total value of approximately USD 1 billion.

Sulzer Medica Ltd. has always placed a great deal of significance on stopping the flood of individual claims and reaching an acceptable and equitable settlement for all concerned parties.

•                  Sulzer Medica Ltd., its Group companies and other parties to the settlement, as well as involved surgeons, hospitals and distribution organizations, are released from any and all liability claims relating to the acetabular shells and tibial baseplates made by all plaintiffs who do not expressly refuse to accept the settlement agreement.

•                  Sulzer Medica Ltd. is not bound to abide by the settlement agreement: If too many plaintiffs refuse to accept the settlement, the company can withdraw its support and acceptance of the agreement.

•                  The settlement agreement must be approved by Judge O’Malley as part of a final fairness hearing.  The ruling of the court may be appealed.

In March 2002, Judge O’Malley established a time period within which the plaintiffs may opt-out of the settlement. This opt-out period runs through May 14, 2002. During this period legal proceedings having to do with the product recall may not be pursued against Sulzer Medica Ltd.

The Final Fairness Hearing will take place on May 6, 2002 in Cleveland, Ohio. After hearing from all involved parties, Judge O’Malley will rule on the fairness of the settlement agreement.

*At the time this publication went to print.

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Employees

Employees worldwide rise to the challenge

2001 was a particularly testing year for staff throughout Sulzer Medica. Employees everywhere, however, stood together to ensure the continued success of the Group.

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Dedication in a difficult situation

The product recall of the Inter-Op acetabular shell and market withdrawal of the tibia baseplate dominated much of the year for the Orthopedics Business Unit and management in the US. Many individuals put in long hours and much effort to address patient needs and the concerns of surgeons. The fact that staff remained focused on manufacturing our high-quality products and selling them in the markets, without a drop in revenue, clearly shows their commitment and dedication to the company. The Business Units outside the US demonstrated their willingness to support their colleagues in the USA while continuing to achieve positive results.

The recall was also a cause of concern for the customers of the other Business Units. Across Sulzer Medica, our employees managed to conduct business as usual under very difficult circumstances and to deliver good results despite the distraction of litigation. Employee turnover remained at record low levels.

The Board wishes to extend its sincerest thanks to all our employees and to management for their continuing loyalty to Sulzer Medica and for their individual and collective contributions to our success.

Passing the baton

At the senior levels of the company, André P. Buchel went into retirement after 36 years with the Sulzer organization and 11 years at the helm of Sulzer Medica.

Dr. Stephan Rietiker was named Chief Executive Officer and took up his duties on August 1. His new team was in place by September 1. The restructured Executive Committee now includes the functions Risk Management, Business and Technology Development and Group Communications. These functions report directly to the CEO, as do the units of Finance and Human Resources as well as the Business Unit Presidents.

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Biologics

Organizational shift to focus research on key technology platforms

Orthopedic and cardiovascular tissue engineering and carrier technologies define the base from which Sulzer Biologics develops tissue regeneration and repair therapies.

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Reassessment and consolidation

Sulzer Biologics had a challenging year in 2001 highlighted by a major decision to terminate the Ne-Osteo growth factor program and to shut down the Sulzer Biologics facility in Denver, Colorado. A comprehensive analysis undertaken by management has clearly shown that the Division’s proprietary Ne-Osteo growth factor does not meet the necessary requirements to justify investment in further development. Although excellent research into the stimulation of endogenous bone growth had been carried out over the years, management came to the conclusion that the product would not yield the commercial results required for the company’s core businesses within the necessary timeframe.

As a result, Sulzer Biologics’ US-based organization has been consolidated in a new facility in Austin, Texas located near the Division’s two key collaborators: Sulzer Orthopedics and Sulzer Carbomedics.

Five new patents filed

In 2001, Sulzer Biologics continued its progress on intervertebral disc regeneration technology, articular cartilage development, drug-coated stent research and investigation of other biochemical agents for cardiac and peripheral angiogenesis. Research focusing on the development of new and improved carriers for delivery of growth factors in bone applications also progressed well. This research resulted in five new patent applications being filed during the year.

First products in field of articular cartilage regeneration

In the area of articular cartilage, Sulzer Biologics and Sulzer Orthopedics have announced collaborative efforts with a professor in Santiago de Compostela, Spain, to establish a human articular-cartilage processing operation. This collaboration will benefit Sulzer Medica by establishing the company’s first introductory products in the field of articular cartilage regeneration.

Technology platforms for centers of competence

The coming year will see significant realignments within Sulzer Biologics as the research organization shifts its focus to the key programs that form the foundation for the future product portfolios of the Sulzer Medica organizations. Sulzer Biologics will focus on developing new technology platforms in the areas of tissue engineering and carrier technologies. These platforms will form the basis for creating future competence centers.

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PhotoFix®

The PhotoFix®‚ osteochondral plug is a developmental project of Sulzer Biologics. The aim of this product, currently in pre-clinical trials, is to enhance articular cartilage repair.

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Joint and Fracture Care

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“While technology is being increasingly perfected, I have a vision that fascinates me on both professional and personal levels: that one day we’ll be able to regrow joints in our patients.”

Dr. Urs Munzinger, Chief of Orthopedics, Schulthess Clinic, Zurich, Switzerland Knee surgery specialist

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Innovative solutions open up new markets while strong foundations continue to provide value over time

Sulzer Orthopedics overcame significant challenges in 2001. In spite of the recall of two products, the company once again brought several new and innovative products to market.

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Joint and Fracture Care operating results at a glance

The Joint and Fracture Care Business Unit recorded total sales of CHF 855 million in 2001, a level almost equal that of the previous year (–1%). Adjusted for currency differences and acquisitions growth was 2% higher. A growth rate of 5% (8% currency adjusted) was registered for Europe, Asia and Latin America as sales rose to CHF 588 million.

Gratifying results despite a difficult situation

2001 was a challenging year for Sulzer Orthopedics in regard to the recall of certain lots of the Inter-Op acetabular shell as well as to the withdrawal of selected lots of a porous-coated tibial baseplate. These events attracted a great deal of public attention but customer loyalty remained high thanks to the dedication and hard work of the US-based employees and sales force. Manufacturing processes have been revised and examined by independent third-party sources. The company’s commitment to quality has emerged strong and even more focused in terms of its future goals.

Overall, Sulzer Orthopedics can look back on a successful year, in which the company was able to show above-average growth in key European countries, countering an 8% drop in American sales over the previous year. Company presence in Asia was further strengthened by the establishment of a subsidiary in Australia.

In order to enhance operational efficiency, Sulzer Orthopedics began integration of its European companies onto a common SAP platform. Key subsidiaries in Germany, Switzerland, Spain and Austria have been integrated, with further subsidiaries slated for integration in 2002.

Review of quality measures

In line with the Group’s commitment to quality, a company-wide audit was carried out focusing on production and quality assurance processes. Among the improved quality and manufacturing measures introduced in the US was the Thermo-Clean process. With Thermo-Clean, all machining steps are carried out before the application of porous coating, ensuring that the implant is not exposed to any machining oil after undergoing high temperature vacuum heat sintering and cleaning processes.

Joints that stand the test of time

For patients with prosthetic joints, long-term durability is a significant criterion of satisfaction. Conventional joint implants typically last about 12 to 15 years before having to be replaced. Sulzer Orthopedics is focused on developing technologies that have the potential to extend this life cycle, possibly delaying or even avoiding the need for revision surgery.

Sulzer Orthopedics’ position as undisputed European market leader in hip joint implants is due to tried-and-tested products whose efficacy has proven steady over the years. For example, advanced bearing technologies such as Metasul and Durasul directly address the problem of wear-induced late aseptic loosening. The Metasul metal-on-metal acetabular system has been used successfully since 1988 in over 150,000 patients worldwide.

Alloclassic™

The Alloclassic™ is one of the most successful cementless hip systems in Europe, having proved its worth more than 200,000 times in primary and revision operations.

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Durasul highly cross-linked polyethylene shows such low wear in hip simulator testing that it is below measurable levels. 2001 saw continued growth in Metasul and Durasul sales, as well as continued expansion of applications for the Durasul technology. Durasul was the first highly crosslinked polyethylene to be cleared for use in knee implants in the US. Durasul also enabled development of a large diameter acetabular system.

Complementing these advanced acetabular technologies are a full range of hip stems with outstanding clinical histories. For example, a study conducted by the Schulthess Clinic in Zurich, Switzerland showed that 98.7% of CLS stem implants (developed by Sulzer Orthopedics together with Professor Spotorno) are still fully functional after 13 years. This makes the CLS stem one of the most successful uncemented hip joint implants worldwide.

The Alloclassic stem, introduced in 1986, continues to enjoy similar success based on its excellent results in long-term use and has become a universally accepted standard implant with over 300,000 implantations worldwide. In the area of cemented hip stems, the Müller, Morscher and Weber systems are still the products of choice.

Continuing to build its reputation as a technology innovator, Sulzer Orthopedics introduced three new hip systems to the US market in 2001. The first of these, the Allofit acetabular system, has a patented Ridgelock surface to enhance stability. Another new product introduction was an expansion of the Durasul highly crosslinked polyethylene technology. Durasul’s excellent low-wear properties enabled the introduction of femoral heads up to 44mm (the largest on the market). Larger heads more closely replicate the natural anatomy, helping enhance stability and increase range of motion. Finally, Sulzer Orthopedics introduced the Converge acetabular system – a comprehensive system built on over 15 years of successful clinical results with cancellous-structured, titanium porous-coated shells.

The focus in the coming year for the main six European markets (Germany, France, Italy, Switzerland, the UK and Spain) will turn to innovative solutions to extend the current range of products.

Innovative solutions in knee surgery

The fastest growing segment within the Business Unit is knee implants and Sulzer Orthopedics is fueling growth with several new knee products. Last spring, Sulzer Orthopedics launched the Innovation Nexus Next Generation, or Innex, knee system. This system, which aims to cover as broad a range of indications as possible, is an important step towards a more thorough understanding of the issues involved in degenerative diseases of the knee. During its first year of production, orders for the system exceeded 3,900 units.

Sulzer Orthopedics has attracted significant attention in the US with the introduction of the minimally invasive Unispacer, designed for patients suffering from the early stages of osteoarthritis of the knee. A lightweight metallic insert, the Unispacer is technically less demanding than traditional knee surgery and requires only minimal surgical intervention. It is the only knee implant on the market that does not require any bone cuts or fixation with cement or screws.

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Spine Care

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“After my spine surgery I regained my zest for life. It’s wonderful to sit, stand, walk and to carry my daughter without the acute pain I had before.”

Mindy Jendersee, Executive Assistant, Minneapolis, Minnesota, USA Received a Sulzer Spine-Tech BAK/C® spine implant

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Building up operations in a competitive environment

Sulzer Spine-Tech continues to grow its business steadily and remains a leader in the markets it serves by developing ingenious systems and techniques for spinal surgery applications.

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Spine Care operating results at a glance

The Spine Care Business Unit generated sales of CHF 176 million in 2001, a 2% downturn over 2000. When currency differences are factored in the variance is even slighter (–1%).

2001 marked Sulzer Spine-Tech’s entrance into the US cervical spine market with the BAK/C Cervical Interbody Fusion System and the Trinica Anterior Cervical Plate.

BAK/C – proven comfort for patients of degenerative disc disease

The BAK/C Cervical Interbody Fusion System represents a breakthrough for patients with degenerative disc disease of the cervical spine. Self-packing of bone into the titanium implant during insertion provides a local source of bone and eliminates the need for patients to undergo painful harvesting of bone from their own hip.

The results of a 346-patient multi-center clinical study published in the October 2000 issue of Spine demonstrated a 97.8% successful fusion rate at the 12-month follow-up for single level procedures. Available outside the US since 1995, the BAK/C fusion cage was launched in the US in April, and holds the enviable position of currently being the only FDA-approved cervical fusion cage on the market.

Trinica – unique one-twist locking system

The state-of-the-art Trinica Anterior Cervical Plate System was introduced in August and features the unique Secure-Twist anti-migration locking system that secures up to three screws at once with one simple twist. This system allows for customization of each patient’s unique anatomy. With fixed and variable angle screws that can be used alone or in combination to meet anatomical variations and achieve the surgeon’s desired goal. Easy to use instruments allow the surgeon flexibility.

Competitive additions to growing allograft market

In its partnership with Tutogen Medical, Spine-Tech continued to expand the bone allograft system by introducing two new biological specialty machined grafts. The Puros Accugraft is a two-piece graft comprising cortical and cancellous bone to assist fusion in the lumbar spine from an anterior approach. It is Sulzer Spine-Tech’s first biological specialty graft to compete in a market that is currently growing 30% each year.

In contrast to traditional and low-profile fusion systems, the no-profile option of the BAK/C system reduces the pain and discomfort commonly associated with esophageal dysphagia.

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Improved quality of life for patients through comprehensive spine-care solutions drives research at Sulzer Spine-Tech.

The Accugraft was followed by the Puros Symmetry cortical graft that provides the option to fuse the lumbar spine from a posterior approach. Both the specialty and Puros Traditional grafts utilize the proprietary Tutoplast process, which produces a sterile, antigenically inactive graft ideally suited for use in combination with the Silhouette Spinal Fixation System.

Broadening surgical scope in range of techniques

The Silhouette Spinal Fixation System continues to gain global acceptance, generating a revenue increase greater than 20% over the previous year. The added capability of hooks enables the surgeon to address the complex needs of patients with spinal problems resulting from trauma, tumor and deformity. In addition, the SNAP technique, introduced in the first half of the year, offers better visualization during decompression and other site preparation maneuvers.

Development of interbody fusion technology continues

The original Spine-Tech interbody fusion cage product line was expanded with the release of the third generation BAK/Proximity (BP) Cage, which was welcomed by the surgical community. BAK interbody cage technology received favorable reviews at the 2001 North American Spine Society (NASS) Conference. Instrumentation enhancements and evolutionary products that further address patient anatomy and incorporate new technology for fusion assessment will strengthen Spine-Tech’s interbody fusion cage franchise.

[PICTURE]

BAK/C® Implant

BAK/C® implants are placed within the disc space between two vertebrae of the cervical spine. Custom instrumentation provides ease in use and repeatable results. BAK/C® is the only system available that creates a local autograft without harvesting additional bone from the iliac crest. This feature fueled steady market growth during the first 7 months of US sales.

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Dental Care

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“First impressions are important. Since I’ve regained my full smile I have much more self-confidence, whether dealing with other people, at work or at play.”

Chrisi Hard, Baker and Equestrienne, Carlsbad, California, USA Received a Sulzer Dental implant

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[PICTURE]

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Concerted efforts rewarded with market gain and strong positioning

In a highly productive year for Sulzer Dental, the company’s operations, distribution and product lines were all strengthened. Despite a necessary emphasis on integration work, the company exceeded sales goals.

*

Dental Care operating results at a glance

Sales in the Dental Care Business Unit jumped 110% in 2001 to CHF 120 million. When currencies and acquisitions are considered, growth amounted to 5%.

Significant increase in market share

Sulzer Dental has taken the number four market-share position globally and the number three slot in the US. This is largely due to last year’s acquisition of the Paragon Implant Company. While generating substantial share gains, the acquisition also expanded the product portfolio in rapidly growing market segments.

The company also benefited from Paragon’s manufacturing capability, which has increased the level of independence from outside suppliers and enhanced the ability to control product availability and quality.

The two operations were combined by streamlining the product line, unifying processes and procedures and creating a new company image. In Germany, France, Israel, Canada, Australia and Sweden, distribution was consolidated in six single, wholly owned subsidiary operations.

Multiple product introductions and enhancements

2001 also saw the introduction of several products and line extensions. The market presence of the single-stage SwissPlus and AdVent transgingival implant lines, developed by Paragon just prior to the acquisition, was strengthened, leading to a favorable response. Line enhancements included the addition of an 11.5mm length to the threaded Spline implant lines, an engaging temporary abutment for our Spline interface, a color coding system for Spline prosthetic components, new gold abutments for the Screw-Vent line, and a new Spline 17-degree pre-angled abutment. A long-term agreement with Tutogen Medical allowed Sulzer Dental to acquire exclusive dental rights to Puros human allograft material. The product was launched in February and has had encouraging clinical results and sales performance to date.

With its expanded manufacturing capability, Sulzer Dental is assured greater autonomy through increased independence from suppliers, allowing greater control of product quality.

Extended training opportunities

In the area of clinician practice-building activities, Sulzer Dental extended its market leading performance by adding a second year program entitled Continuum. This program, along with the original Peer Practicum training program, generated 103 one-year training opportunities in 2001. In continuing education, new clinician alliances resulted in the addition of five regional training centers.

Investment for anticipated growth

Despite the weak economy in many sectors, Sulzer Dental anticipates a continued double-digit rate of growth for 2002 and

24

[PICTURE]

AdVent™ Implant

The AdVent™ implant may be placed in either the upper or lower jaw via a simple osteotomy using twist drills. AdVent™’s market success is a function of surgical simplicity along with premium features to include triple lead threads (for faster insertion), an internal hex interface for stable prosthetic connections, a tapered geometry, and clearance for advanced indications such as immediate loading.

a significant improvement in earnings. Additional CNC 8-axis screw machines have been procured to support growth on premium implant lines with guaranteed capacity. The field force is also being expanded worldwide and emphasis on the university environment will increase with dedicated representatives, incremental support for clinical studies, and a focus on both pre-doctoral and post-graduate educational venues.

The range of new products and line extensions introduced in 2001 will be reflected in a similarly rich offering in 2002.

Focus on function and appearance

New product development will focus specifically on greater simplicity, improved aesthetics, and enhanced product features. A new ceramic abutment will be released in 2002 to meet the aesthetic demands of patients. An extension of the Puros line is scheduled for release later in 2002. A new implant design, enhanced for early loading conditions in poor quality bone, is under development with European trials anticipated prior to year end. Improvements and extensions to the implants in the rapidly growing tapered and one-piece implant product segments are also planned.

Improved communication on every front

On the educational front, a major international symposium will be held in Banff, Canada that is expected to draw as many as 600 clinicians. Regional training centers will be further augmented with online training from the second quarter onwards. The company’s website is being reworked and will offer e-commerce possibilities by the end of the year. From a programmatic standpoint, international penetration of successful domestic programs will be instrumental while improvements are made to existing programs. Marketing emphasis will turn to the Smart-StepsSM campaign – a collection of procedures that aim to bring more immediate results to patients and may increase case acceptance and improve practice growth for clinicians.

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Cardiac Care

[PICTURE]

“The advances made in cardiac technology allow us to perform minimally invasive surgery. Together with prevention, this helps improve the quality of life of my patients.”

Dr. Mercedes K. C. Dullum, Cardiac Surgeon at Washington Hospital Center, Washington D.C., USA, Heart valve surgery specialist

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[PICTURE]

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Steady progress continues in adaptation to shifting market

In spite of a challenging shift away from mechanical valves, Cardiac Care held ground in a competitive arena and made significant market-share progress in the growing segments of the business. The Group company in this segment is poised to enhance its market share in these expanding segments.

*

Cardiac Care operating results at a glance

Sales for Cardiac Care declined by a nominal 6% over the previous year (–5% currency adjusted) to total CHF 178 million.

Internal repositioning

This was a year of significant challenge and upheaval for Sulzer Carbomedics and its co-company Sulzer Mitroflow. The latter company, acquired in 1999, was integrated into the Cardiac Care Business Unit during 2001 in order to increase operational efficiency. Other changes include new executive leadership and discontinuation of a manufacturing operation in Canada. Further changes are expected in 2002.

Trend towards tissue valves grows

The trend in the marketplace towards increasing use of tissue valves continued. Tissue valves currently account for 44% of the world heart-valve replacement market. A 10% decline in worldwide mechanical-valve revenue was observed, but the company was able to maintain market-share position in all major markets.

In the tissue-valve arena, sales growth of 10% was achieved based primarily on the excellent performance of the Synergy PC pericardial valve. It is believed that sales of this product could have been significantly higher with improved product throughput.

Efforts are underway to improve processes and increase the market availability of product. These activities should allow 2002 production levels to increase substantially over those of 2001.

The company is well positioned in the growing mitral-valve repair segment of the business with the AnnuloFlex, AnnuloFlo and CardioFix products. Collectively these products generated an increase in revenue of more than 83% over prior-year figures.

Leveraging distribution system for success

Another area of success was sales of third-party products manufactured outside Sulzer Medica, where an increase of 13% over the previous year was noted. This is an area that can expect continued focus in 2002 as the company leverages the value of the excellent Cardiac Care distribution system. Sales of components through the original equipment manufacturer (OEM) business declined approximately 13%.

Manufacturing operation rationalized

In order to eliminate redundancy in the company’s manufacturing operations, a decision was made in mid-2001 to close the assembly and shipping facility in Calgary, Alberta, Canada.

Mitroflow Synergy™ PC

The Mitroflow Synergy™ PC is a uniquely designed stented pericardial aortic heart valve that provides optimal blood flow, improving patient quality of life. This valve is in the fastest growing segment of the heart valve replacement market.

[PICTURE]

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A plan to transfer all operations to one of the other manufacturing sites was communicated and implemented. Employees were given a six-month period to facilitate an orderly transition. Some 13 jobs were eliminated. All transfers of responsibility were completed smoothly.

Production to double in 2002

In October a plan to integrate the Sulzer Carbomedics and Mitroflow operations into one Cardiac Care management structure was announced. Sulzer Mitroflow’s Vancouver-based operation will focus on manufacturing the Synergy PC valve while Sulzer Carbomedics’ Austin-based group will be responsible for all sales and marketing activities worldwide. Future tissue valve research projects will be managed through the Austin facility but will include the expertise of the Canadian group. The focus has been to apply management, quality and engineering resources from the Austin group to the issues of rapid growth present within the Vancouver tissue-valve manufacturing operation. Efforts are underway to improve processes and increase the market availability of product without compromising the high quality and reliability of the Synergy PC valve. It is expected that these activities will allow the 2002 production level to more than double that of 2001. A new facility has been identified and is now being developed to allow this rapid rate of growth to continue beyond 2002.

While tissue-valve sales rose considerably to capture almost half the market, Cardiac Care was able to maintain market-share position in all major markets.

Expansion of tissue-valve offering

In the product development area, the focus has been on expanding the offering into the growing tissue-valve market. The FDA gave permission for modular pre-market approval (PMA) for the Synergy PC. The critical clinical data module was submitted on schedule in December 2001. The Investigative Device Exemption (IDE) for the Oxford Stentless Valve was submitted in November 2001 and received approval from the FDA in December 2001. Clinical applications for Oxford have been made to Canadian and European regulatory agencies. In the mechanical valve area, the Optiform mitral valve that has seen significant growth in the US market received CE mark and Canadian approval. Canadian approval for the rapidly growing AnnuloFlex mitral-valve repair product was also granted.

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Vascular Care

[PICTURE]

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[PICTURE]

“I didn’t know I had an aneurysm. I was simply tired and had pain in my leg. Now, six months after my operation, I feel like I’ve received a new lease on life.”

Benita Konopate, Retiree and Grandmother, Glascow, Scotland Received a Sulzer Vascutek aortic graft

31

Opportunities in a new market balanced with growth in an expanding segment

Both in its traditional and newly-entered fields, Vascular Care shows the way with innovative product and delivery designs, offering surgeons new tools for application in surgery and ongoing treatment.

*

Vascular Care operating results at a glance

The Vascular Care Business Unit experienced sales growth of 50% over the previous year. Sales were at CHF 92 million, a jump of 10% when currency adjustments are factored in.

Vascular Care expands to include vascular stent market

The Vascular Care Business Unit provides the market with vascular grafts produced from polyester, or ePTFE, by Sulzer Vascutek and vascular stents manufactured by Sulzer Intra-Therapeutics.

With the acquisition of the US-based IntraTherapeutics in February 2001, Sulzer Medica entered the fast-growing peripheral vascular stent segment. Stents can be likened to cylindrical metal scaffolding designed to keep blood vessels open and blood flowing freely. While sales of balloon-expandable stents increased 275% over the previous year, the rate of growth did not follow projections. This led to organizational downsizing in the last quarter of 2001 to reset the company for 2002.

Steady growth in vascular grafts

The 6.5% increase in vascular graft sales was largely due to a strong performance in the Original Equipment Manufacturer (OEM)  business as well as to improved sales of the company’s large-bore woven thoracic products in Japan. In-market sales of grafts increased 17% over the previous year. An important factor underpinning the future sales development of both the polyester and ePTFE ranges is the recently received CE accreditation for the antibiotic bonding properties of the company’s gelatin sealant.

Taperflo – developed for dialysis access

In 2001 the SEALPTFE product range grew to include Taperflo – specialist tapered grafts for dialysis access that enable patients in renal failure to have regular dialysis. The PTFE is covered with a thin bioresorbable gel membrane that reduces blood leakage from suture lines and lowers the likelihood of fluids leaking through the graft wall. Taperflo was launched in the US in September and initial reactions from surgeons have been positive.

Balloon and self-expanding stents, with their ability to maintain blood flow in diseased arteries outside of the heart, offer patients a new lease on life with added quality.

32

Patients in renal failure derive direct benefits from the new specialist tapered graft that enables them to undergo regular dialysis.

Gelweave Valsalva – unique design and action

Developed for aortic root reconstruction, the Gelweave Valsalva graft was launched in January and has generated a considerable amount of interest among cardio-thoracic surgeons.

This woven polyester graft is constructed with unique patent protected geometry and mimics the natural anatomy of the aorta – in particular, some of the characteristics of the pocket-like bulges known as sinuses of Valsalva. The innovative design of Gelweave Valsalva allows surgeons to carry out operations where the natural valve is left in place and the eddy current in the blood flow created by the new graft helps the valve close more naturally. Experimental verification has been obtained of the more physiological function of heart valves with the new graft geometry. This data is being presented to the surgical community in early 2002.

Protégé – one-of-a-kind delivery

The key stent product developed last year was the Protégé self-expanding stent. This is the world’s first non-shortening stent for vascular and non-vascular indications. It is made of Nitinol, a metal with super elastic properties, and incorporates a one-of-a-kind delivery system. Until now, the principal weakness of self-expanding stents has been that they have a tendency to “jump” during placement. Exact Placement Release Technology (EX.P.R.T.) will allow for highly improved accuracy by controlling the release and placement of the stent.

Also launched in 2001 were additional lines of balloon-expandable premounted stents: ParaMount XS and ParaMount Double Strut. These are targeted at longer, shorter and more calcified lesions.

[PICTURE]

Gelweave Valsalva™

The Gelweave Valsalva™ graft has been specially designed for the surgical replacement of the aortic root. Unlike conventional grafts which are straight, Gelweave Valsalva™ has a unique bulge which mirrors the natural anatomy of the aortic artery.  This device has generated exceptional interest and demand by surgeons who carry out challenging aortic valve sparing procedures.

33

Global Organization

*

Status December 31, 2001

[MAP]

Sulzer Medica locations around the world

34

[MAP]

35

The Safe Harbor Statements under the U.S. Private Securities Litigation Reform Act 1995

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statements made herein.

Imprint Annual Report 2001

This Annual Report is also available in German.
Published April 2002.
Publisher: Sulzer Medica Management AG, Zurich, Switzerland.
Design and layout: Wirz Identity AG, Zurich, Switzerland.

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[PICTURE]

You can find the annual report on our Website
www.sulzermedica.com

Sulzer Medica Ltd		Sulzer Medica USA Inc.

Leutschenbachstrasse 95		3 East Greenway Plaza
CH-8050 Zurich, Switzerland		Suite 1600
Telephone	+41 1 308 38 88	Houston, TX 77046-0391
Telefax	+41 1 308 35 08	Telephone	+1 713 561 6300
Internet	www.sulzermedica.com	Telefax	+1 713 561 6410
		Internet	www.sulzermedica.com
The following corporate address is valid as of April 29, 2002:
Sulzer Medica Investor Relations
Andreasstrasse 15
CH-8050 Zurich, Switzerland		Telephone	+41 1 308 38 64, as of April 29, 2002: +41 1 306 98 25
Telephone	+41 1 306 96 96	Telefax	+41 1 308 35 08, as of April 29, 2002: +4 11 306 98 31
Telefax	+41 1 306 96 97	E-mail	investor-relations@sulzermedica.com

Annual Report 2001: Financial Section

Summary

*

Selected Financial Data

Income Statement Data	2001	2001	2000	1999	1998	1997
(in millions, except share data)	USD(1)	CHF	CHF	CHF	CHF	CHF
	(unaudited)
Net sales
Orthopedics	681	1150	1097	972	877	705
Cardiovascular prostheses	158	268	250	210	223	220
Total net sales	839	1418	1347	1182	1100	925
Gross profit	519	878	927	823	759	620
Selling, general and administrative expense	-383	-648	-555	-490	-437	-353
Research and development expense	-77	-130	-108	-98	-89	-78
Operating income before goodwill amortization and exceptional items	59	100	270	234	243	186
Net income/ net loss	-706	-1193	190	483	143	149
Basic income per share	-70.79	-119.62	19.01	48.37	14.32	17.34
Basic income per ADS	-7.08	-11.96	1.90	4.84	1.43	1.73
Diluted income per share(2)	-70.79	-119.62	18.98	48.37	14.32	17.34
Diluted income per ADS(2)	-7.08	-11.96	1.90	4.84	1.43	1.73

Balance Sheet Data	2001	2001	2000	1999	1998	1997
(in millions)	USD	CHF	CHF	CHF	CHF	CHF
	(unaudited)

Cash and cash equivalents	93	156	633	546	139	1007
Short-term borrowings	44	75	86	105	480	365
Long-term borrowings	12	20	19	31	288	430
Shareholders’ equity	467	784	1993	1839	1220	1173
Return on equity	-85.9%	-85.9%	10.0%	8.4%	12.0%	13.6%

Other Data
Number of employees at year-end		3894	3397	3174	3243	2826

(1)       US dollar information is provided for the convenience of the reader only and is described in note 32 of the consolidated financial statements.

(2)       According to IAS 33 and due to the net loss in 2001 the diluted income corresponds to the basic income.

Quarterly Data (unaudited) and Stock Market Information

Three months ended 2001	Dec. 31	Dec. 31	Sept. 30	June 30	March 31
(in millions, except share data)	USD(1)	CHF	CHF	CHF	CHF

Net sales
Orthopedics	177.3	299.6	257.2	296.6	296.6
Cardiovascular prostheses	44.0	74.4	64.0	65.9	63.7
Net sales	221.3	374.0	321.2	362.5	360.3
Gross profit	99.6	169.2	219.2	242.1	247.0
Operating income before goodwill amortization and exceptional items	-33.3	-56.3	37.1	51.8	67.4
Net income / net loss	-358.3	-605.6	20.7	-662.3	54.2
Basic income (-loss) per share	- 35.93	- 60.72	2.07	- 66.41	5.43
Basic income (-loss) per ADS	- 3.59	- 6.07	0.21	- 6.64	0.54

(1)       US dollar information is provided for the convenience of the reader only. The three months data of the fourth quarter represents the difference between the cumulative figures of the January to December year minus the figures of the January to September period, also converted at the average exchange rate of that period.

Stock Prices

Below are the Swiss and New York Stock Exchange high, low and closing prices of Sulzer Medica's shares (CHF) and ADS (USD) for each quarter of 2001 and 2000. Ten ADS represent one share.

		Fourth Quarter		Third Quarter		Second Quarter		First Quarter
		CHF	USD	CHF	USD	CHF	USD	CHF	USD

2001	High	88	5.40	145	8.98	361	20.20	470	28.50
	Low	33	2.30	68	4.05	98	5.75	336	20.10
	Close	70	4.49	87	5.20	122	7.08	357	20.50
2000	High	500	28.25	581	30.25	405	24.50	424	25.63
	Low	404	23.38	384	24.00	342	20.94	293	18.75
	Close	426	26.13	450	26.00	395	24.25	390	23.50

Management’s Discussion and Analysis

In this section of the annual report, we would like to report the facts and figures of SulzerMedica’s performance.

Overview

At SulzerMedica we design, manufacture and market artificial joints, traumatology products, spinal implants, dental implants, heart valves including repair products, and vascular grafts.

Until 1998, we also produced pacemakers and defibrillators, but market developments led us to divest this business and concentrate our resources on our Orthopedics and Cardiovascular prostheses Divisions where we hold solid market positions. We use the proceeds from this transaction, which was completed on February 1, 1999, to further strengthen our Orthopedics and Cardiovascular prostheses Divisions.

Results of operations 2001 compared to 2000

Net sales of the Group for the year ended on December 31, 2001, totaled CHF 1.42 billion and were up 5% from the previous year. Excluding currency and acquisition impacts, year-on-year net sales increased in 2001 by 1%.

Net sales in 2001 of the Orthopedics Division increased 5% over the previous year, on a currency and acquisition adjusted basis by 1%. The strong currency adjusted growth rates in Europe with hip and knee implants (+8%) were offset by the declining market share in the US market (-9%) as a direct result of the recall of some of the Inter-Op acetabular shells and withdrawn tibial baseplates by Sulzer Orthopedics Inc. in Austin, TX.

The Cardiovascular prostheses Division grew by 7% in 2001. However, the organic growth was -2%. The strong growth rates with tissue valves could not offset the declining sales volume of mechanical heart valves.

The overall gross margin fell from 68.8% in 2000 to 61.9% in 2001. This decrease relates to the impacts of the two acquisitions (including inventory step-up and existing technology write-off), inventory allowances for discontinued products and increased product liability costs.

The key ratio, operating income before goodwill amortization and exceptional items, in relation to sales decreased in 2001 to 7.0%, down from 20.0% in 2000. Acquisition effects (inventory step up and amortization of existing technology) amounted to 1.0%. In addition, the decisions to restructure both divisions as well as the management companies and weak operating performance of our peripheral stent unit, acquired in 2001, contributed to this development.

The exceptional operating items amount in total to CHF 1.674 million. The majority of it relates to the provisions for the settlement of the recalled Inter-Op hip shells or withdrawn tibial baseplates (USD 873 million). In addition, various other impairment charges (Goodwill in IntraTherapeutics Inc) and restructuring costs were recorded in connection with the review of operational activities as initiated by the new management after the spin-off from the former major shareholder, Sulzer AG. These items include also write downs of minority holdings ReGen Inc., Orquest, @Outcome and Orthosoft. Non operating expenses of about CHF 21 million largely resulted from the spin-off from Sulzer AG and the defense cost for the unsuccessful hostile takeover attempt.

Management believes that there are no new standards as promulgated by the International Accounting Standards Committee which would significantly impact its financial position or results of operations. The Company does not intend to adopt certain standards earlier than necessary.

Results of operations 2000 compared to 1999

Net sales for the year ended on December 31, 2000, totaled CHF 1.35 billion and were up 14% from the previous year. Excluding currency impacts, year-on-year net sales increased in 2000 by 8%.

2000 net sales of the Orthopedics Division increased 13% over the previous year, on a currency adjusted basis by 7.5%. The continuing favorable acceptance of the in 1999 introduced Orthopedics products, Metasul™ and Durasul™, was mainly responsible for the positive performance in the US. Expressed in Swiss francs growth was an over-average of 21% in North America. The newly introduced spinal fusion systems in the US and the continuing favorable sales trend in Europe and Asia could not offset the decline in the US market for interbody fusion cage systems. The sales growth in the US was slightly hampered by the voluntary recall of some of the Inter-Op acetabular shells in December 2000.

2000 net sales of our Cardiovascular prostheses Division grew by 19% to CHF 250 million, of which 10% were attributable to favorable exchange rates. We achieved this growth despite persistent price pressure in several markets.

The gross margin fell from 69.6% in 1999 to 68.8% in 2000 mainly due to the pressure on pricing predominantly in Europe and to the reduced sales of spinal implants. As royalty expenses were reclassified in 2000 from “Selling, general and administrative expense” to “Cost of sales” gross margins for prior years have been adjusted accordingly.

Operating expense as percent of net sales of continuing operations, year ended December 31	2001	2000	1999
	%	%	%
Net sales	100.0	100.0	100.0
Gross profit	61.9	68.8	69.6
Selling, general and administrative expense	-45.7	-41.2	-41.5
Research and development expense	-9.2	-8.0	-8.3
Other operating income/expense	—	0.4	—
Operating income before goodwill amortization and exceptional items of continuing operations	7.0	20.0	19.8

The key ratio operating income before goodwill amortization and exceptional items in relation to sales increased in 2000 to 20.0%, up from 19.8% in 1999. The implementation of the “Redesign to World Class” project within the Orthopedics Division supported the increase, while the cost associated with the launch of several new spinal implant products had a negative impact.

The exceptional operating item amounting to CHF 1 million represents SulzerMedica’s share of the exceptional operating costs of our majority shareholder resulting from the aborted merger plan in autumn 2000.

Net income of CHF 190 million in 2000 was positively impacted by increased interest rates and favorable exchange rates as well as the repayments of short-term and long-term borrowings during 1999 compared to the previous year. Excluding exceptional impact our net income grew by 29% over the previous year.

Liquidity and financial condition

Cash flow from operating activities of continuing operations amounted to CHF 93 million in 2001, CHF 297 million in 2000 and CHF 178 million in 1999. The working capital (net current assets) amounted to CHF 435 million at December 31, 2001 compared to CHF 1027 million in the previous year. The decrease in working capital was primarily attributable to the two acquisitions in 2001 (IntraTherapeutics Inc and Paragon Implant Company) and the short term portion of the provision for the Inter-Op hip and tibial baseplates settlement. The current ratio, the relation of current assets to current liabilities, decreased from 4.0 to 1.77 in 2001, principally as a result of the hip and knee settlement related provision.

Sulzer Medica’s total capitalization of equity and interest bearing long-term debt was CHF 2.3 billion in 2001, CHF 2.02 billion in 2000 and CHF 1.88 billion in 1999.

Sulzer Medica expects its cash from operations to be adequate to meet its obligations to make interest payments and other anticipated operating cash needs including planned capital expenditures. Management believes that it will be able to obtain the necessary financing resources related to the settlement with patients affected by revision of hip or knee surgery. USD 425 million will be due in cash and USD 300 million in a Convertible Callable Instrument if the settlement is accepted by all parties. However, if the proposed settlement is not accepted with its current implications, Sulzer Orthopedics U.S. Inc. and potentially other US subsidiaries will have to seek protection under Chapter 11 of the US bankruptcy code. As a result, the going concern of the Group in the US market, is questioned. Capital expenditures, excluding any acquisition, are expected to amount to approximately CHF 104 million in 2002.

Market risk

Based upon the net cash position at December 31, 2001, a decrease in short-term interest rates by 1% would lower the Company’s annual net interest income by CHF 0.8 million. To date, SulzerMedica has not considered it necessary that the interest rate exposure of its cash reserves is hedged; the Company had no outstanding interest swaps at December 31, 2001.

Legal and insurance matters

The Company’s subsidiaries design, manufacture and market highly sophisticated products that involve proprietary technology, technical know-how and intellectual property rights. The Company may own these rights outright, or operate under licenses from other parties. Patent challenges, as well as patent infringement and major product liability claims, are common in the medical device industry.

On December 5, 2000, Sulzer Orthopedics Inc. issued a voluntary recall of certain lots of the Inter-Op acetabular shells that failed to adhere in certain cases to patients acetabulum.

Sulzer Orthopedics Inc. has continued to investigate the reason for the product failure, utilizing the expertise and counsel of physicians as well as internal and external scientists and engineers. The investigation initially appeared to reveal that a trace of mineral oil-based lubricant remaining on the implant after the manufacturing process was responsible for the lack of proper bonding between the implant and the bone, in some cases.

More recently, Sulzer Orthopedics Inc. has focused its investigation on various other contaminants on the surface of the porous coated shell. Sulzer Orthopedics has implemented manufacturing and cleaning steps to ensure the problem does not recur.

As of March 7, 2002, the Company and its subsidiaries have been served with a total of 1989 lawsuits in federal and state courts in the U.S. and Canada, alleging injuries as a result of Inter-Op acetabular shells manufactured and sold by Sulzer Orthopedics Inc. As of March 14, 2002, 2860 revision surgeries have been reported.

The plaintiffs’ allegations of liability are based on various theories of recovery, including, but not limited to, product liability, strict liability, negligence, and breach of warranty. Plaintiffs typically seek relief in the form of monetary damages (including general damages, medical care and monitoring expenses, loss of earnings and earnings capacity, compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or class.

Sulzer Orthopedics Inc. has informed the Food and Drug Administration of its ongoing investigation of a porous-coated tibial baseplate that was manufactured from July to December 2000. A number of adverse clinical outcomes have been reported, and as of March 7, 2002, 585 revision surgeries have been reported to Sulzer Orthopedics and the company and its subsidiaries have been served with a total of 86 lawsuits.

Sulzer Orthopedics Inc. believes that it has acted properly at all times in handling the voluntary recall of Inter-Op acetabular shells and its investigation of the tibial baseplates and intends to defend all of the Inter-Op shell and tibial baseplate related litigation vigorously.

On June 19, 2001, the Judicial Panel on Multi-District Litigation (“MDL”) ordered that all Inter-Op lawsuits filed in federal courts be consolidated for pre-trial proceedings in the U.S. District Court (N.D. Ohio) in Cleveland, Ohio. On August 29, 2001, the Court provisionally certified a class and granted preliminary approval to the parties settlement agreement and on September 17, the Court issued an order enjoining all further proceedings in other federal and state courts.

The parties have renegotiated the initial settlement agreement. The revised settlement agreement (the “MDL Settlement Agreement”) provides for the Company to contribute USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable Instruments (CCI). In addition, Sulzer AG, a Swiss corporation, which until July 2001 owned approximately 74% of the Company, has agreed to pay USD 50 million in cash and contribute 480349 shares in the Company. In addition, XL Winterthur International Insurance Switzerland, “Winterthur”, the company’s insurer for the relevant policy years, has agreed to assign all the remaining amounts of the Policy covering the period from April 1, 2000 to March 31, 2001, with the consent of Sulzer AG and SulzerMedica AG, and, furthermore, “Winterthur” has agreed to pay an amount of USD 40 Million into an escrow account for the eventual transfer into the settlement trust, with reference to the policy covering the period of April 1, 2001 to March 31, 2002.

SulzerMedica has the obligation to deliver USD 425 Mio at the later of 180 days after Trial Court Approval or 60 days after the Final Judicial Approval Date. The amount is increased by an amount equal to the interest calculated at a floating LIBOR rate (one month LIBOR), starting 180 days after Trial Court Approval and compounded annually. At the later of 180 days after Trial Court Approval or 60 days after Final Judicial Approval Date, SulzerMedica has the obligation to issue the CCI. Unless earlier redeemed, 18 months after the issue date, SulzerMedica will provide the settlement trust ADS or shares at the conversion price in effect on the Maturity Date. The payment obligation under the CCI will be unsecured and subordinated to the Financing. Beginning with the issue date, the CCI shall accrue interest in the amount of 7.5% compounded annually. SulzerMedica has the option at any time to redeem for cash any portion of the face amount of the CCI plus unpaid interest. The partial redemption shall be in a minimum amount of USD 10 million.

While the CCI is issued, SulzerMedica will not pay out any dividends and will be subject to other financing limitations.

On March 13, 2002, the Company and the Plaintiffs have signed the revised settlement agreement and the U.S. District Court in Cleveland, Ohio, has granted preliminary approval. The patients will have the right to reject this settlement by choosing to opt-out. The opt-out period is scheduled to end on May 14, 2002. The U.S. District Court in Cleveland has scheduled a Final Fairness Hearing for May 6, 2002.

SulzerMedica has the right to terminate the settlement agreement and withdraw for any reason at any time before May 21, 2002.

As an integral part of the above settlement agreement SulzerMedica agreed to indemnify and hold Sulzer AG and all its direct or indirect subsidiaries harmless for any and all claims and liabilities related to the Affected Products including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to opt out of the MDL Settlement Agreement. Sulzer AG releases SulzerMedica from any indemnification obligation arising out of the Pre-Existing Indemnity agreements. The indemnity is only valid and enforceable if the MDL Settlement Agreement achieves Final Judicial Approval.

Additionally, the parties also agreed, that the Company shall pay Sulzer AG CHF 26,682,276.67 minus USD 266,288.48 and that Sulzer AG shall pay SulzerMedica USD 8,606,835.56, in settlement of all claims out of the Spin-Off agreement, the inter-company loan and a claim of Sulzer Carbomedics Inc. against Sulzer Mexico S.A.

Furthermore, as condition precedent to execution of the above MDL Settlement Agreement, and in return of their payments under the MDL Settlement agreement, SulzerMedica agreed to indemnify and hold “Winterthur” Insurance company and its subsidiaries harmless from all claims and liabilities which may be brought against “Winterthur” under the Original and under the Second Year Policy, including in particular, actions of members of the settlement class (as defined in the Settlement Agreement) who exercise their right to opt-out of the settlement agreement.

In March, 1999, IntraTherapeutics, Inc, a stent company located in Minneapolis, Minnesota, which the Company acquired in February, 2001, received a notice from Cordis Corporation that it was infringing U.S. Patent No. 4.739.762 (the “762 Patent”) by manufacturing and marketing the IntraStent. The notice demanded that IntraTherapeutics cease manufacturing and selling the IntraStent and that if it failed to do so, Cordis Corporation would commence litigation against Intratherapeutics once Cordis Corporation had completed lawsuits regarding the 762 Patent in the District Court of Delaware. The Company does not believe the IntraStent infringes the 762 Patent and will vigorously defend against any such litigation.

Joint Medical Products Corporation, a division of Johnson & Johnson, filed a complaint on January 28, 1997, in the U.S. District Court for the District of Connecticut against Sulzer Medica USA Inc. and Sulzer Orthopedics Inc. The suit alleged infringement of a patent owned by Joint Medical relating to an acetabular cup and polymeric insert used in hip prostheses and sought treble damages, attorneys’ fees, and injunctive relief. In December 1997 (and as later amended in December 1999), the parties stipulated and the District Court ordered that the case be dismissed without prejudice and that the parties’ April 1995 Tolling Agreement remains in effect pending conclusion of reexamination proceedings involving the Joint Medical patent. The reexamination period has not concluded, but a substantial possibility exists that it will conclude in 2002.

In addition, the Company is party to certain other litigation incidental to its business. These matters are unlikely, individually or together, to have an adverse material effect on the Company’s business, financial condition or operational results.

The full version of the settlement can be found on http://www.ohnd.uscourts.gov/Clerk_s_Office/Notable_Cases /index.html

Consolidated Income Statements

		2001	2001	2000	1999
	Notes	Mill. USD	Mill. CHF	Mill. CHF	Mill. CHF
		unaudited(1)

Net sales		839	1418	1347	1182
Cost of sales		-320	-540	-420	-359
Gross profit		519	878	927	823
Selling, general and administrative expense		-383	-648	-555	-490
Research and development expense		-77	-130	-108	-98
Other operating income / expense	8	—	—	6	-1
Operating income before goodwill amortization and exceptional items		59	100	270	234
Goodwill amortization		-34	-57	-39	-46
Hip and knee settlement	9	-873	-1476	—	—
Exceptional operating items	10	-117	-198	-1	-254
Gain on sale of the Electrophysiology Division	11	—	—	—	579
Operating income / loss		-965	-1631	230	513
Financial income / expense	12	4	7	29	17
Other non-operating income / expense	12	-12	-21	—	—
Income / loss before taxes		-973	-1645	259	530
Taxes	13	268	454	-67	-46
Net income / net loss before minority interests		-705	-1191	192	484
Minority interests		-1	-2	-2	-1
Net income / net loss		-706	-1193	190	483

Per registered share / per American Depositary Share (ADS)		USD	CHF	CHF	CHF
Basic income per share	14	-70.79	-119.62	19.01	48.37
Basic income per ADS		-7.08	-11.96	1.90	4.84
Diluted income per share(2)	14	-70.79	-119.62	18.98	48.37
Diluted income per ADS(2)		-7.08	-11.96	1.90	4.84

(1)       Translated solely for the convenience of the reader, see note 32.

(2)       According to IAS 33 and due to the net loss in 2001 the diluted income corresponds to the basic income.

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

		2001	2001	2000
Assets	Notes	Mill. USD	Mill. CHF	Mill. CHF
		unaudited(1)
Non-current assets
Intangible assets	15	554	930	689
Property, plant and equipment	16	140	236	223
Investments and other financial assets	17	39	65	104
Deferred income taxes	13	383	643	142
Total non-current assets		1116	1874	1158
Current assets
Inventories	18	245	411	389
Trade accounts receivable	19	183	308	287
Other accounts receivable and prepaid expenses		73	122	58
Cash and cash equivalents		93	156	633
Total current assets		594	997	1367
Total assets		1710	2871	2525

Equity and Liabilities

Shareholders’ equity	21	467	784	1993
Minority interests		4	7	5
Long-term liabilities
Long-term borrowings	22	12	20	19
Deferred income taxes	13	11	19	20
Long-term provisions	23	874	1468	144
Other long-term liabilities		7	11	4
Total long-term liabilities		904	1518	187
Current liabilities
Short-term borrowings	24	44	75	86
Short-term provisions	23	133	223	54
Trade accounts payable		42	70	55
Other current and accrued liabilities	25	116	194	145
Total current liabilities		335	562	340
Total liabilities		1239	2080	527
Total equity and liabilities		1710	2871	2525
Commitments and contingencies	26

(1)       Translated solely for the convenience of the reader, see note 32.

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders’ Equity

		Additional		Cumulative
(in millions of Swiss francs,	Share	paid-in	Retained	translation	Treasury
except share data)	capital	capital	earnings	adjustment	stock(2)	Total

January 1, 1999	300	766	247	-86	-7	1220

Adjustments for adopting IAS 19, revised			-2			-2
Dividends (CHF 4.50 per share)			-45			-45
Options exercised						—
Decrease in treasury stock					2	2

Net income			483			483
Currency translation adjustments				181		181
Comprehensive income(1)			483	181		664
December 31, 1999	300	766	683	95	-5	1839

Dividends (CHF 5.00 per share)			-50			-50
Options exercised (note 30)		3				3
Increase in treasury stock					-2	-2

Net income			190			190
Currency translation adjustments				13		13
Comprehensive income(1)			190	13		203
December 31, 2000	300	769	823	108	-7	1993

Adjustments for adopting IAS 39 (note 21)			12			12
Dividends (CHF 6.00 per share)			-60			-60
Options exercised (note 30)						—
Increase in treasury stock					-9	-9
Fair value adjustments on financial instruments (note 21)			-9			-9

Net income			-1193			-1193
Currency translation adjustments				50		50
Comprehensive income(1)			-1193	50		-1143
December 31, 2001	300	769	-427	158	-16	784

(1)       Comprehensive income includes changes in equity, other than those arising from investment by owners and distributions to owners. The comprehensive income was CHF –1143 million in 2001, CHF 203 million in 2000 and CHF 664 million in 1999.

(2)       The financial statements 1999 have been restated to reflect the adoption of SIC 16 which requires treasury stock to be deducted from equity.

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statements

	2001	2000	1999
	Mill. CHF	Mill. CHF	Mill. CHF

Cash flow from operating activities of continuing operations
Net income / net loss	-1193	190	483
Minority interests	2	2	1
Gain on sale of the Electrophysiology Division	—	—	-579
Depreciation and amortization	195	117	102
Change in provisions	1492	-7	12
Change in net current assets and long-term receivables	-40	-10	-90
Exceptional non-cash write-down of goodwill	53	—	240
Other non-cash items, net	-416	5	9
Total cash flow from operating activities of continuing operations	93	297	178
Cash flow from investing activities of continuing operations
Purchase/sale of intangible assets	-8	-6	-12
Purchase/sale of tangible assets	-71	-49	-31
Acquisitions including minority investments	-413	-80	-58
Proceeds from divestitures	27	4	1037
Purchase/sale of long-term financial assets	-38	-22	—
Total cash flow of investing activities	-503	-153	936
Net cash flow before financing activities	-410	144	1114
Cash flow from financing activities
Proceeds from issuance of share capital	—	3	—
Change in treasury stock	-9	-2	2
Change in borrowings	-19	-4	-696
Dividends	-60	-50	-45
Total cash flow (– used in) from financing activities	-88	-53	-739
Net effect of currency translation on cash and cash equivalents	21	-4	32
Change in cash and cash equivalents of continuing operations	-477	87	407
Cash and cash equivalents at January 1	633	546	139
Cash and cash equivalents at December 31	156	633	546

Supplemental cash flow information:
Interest receipts	14	39	30
Interest payments	-8	-8	-20
Income tax payments	-24	-55	-25

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements – Accounting Policies

Note 1. General Information

On January 9, 1997, the Board of Directors of Sulzer Ltd, Winterthur, Switzerland (“Sulzer”) approved a plan to offer a minority shareholding in its SulzerMedica Group to the public. In order to prepare for this offering, Sulzer transferred its ownership interest in its orthopedic, electrophysiology and cardiovascular prostheses subsidiaries to SulzerMedica Ltd (“SulzerMedica” or the “Company”), a company previously named Sulzer Orthopedics Ltd, incorporated in Switzerland. On July 14, 1997, SulzerMedica Ltd increased its share capital by 2,600,000 registered shares, each with a nominal value of CHF 30. These shares were sold to the public through an Initial Public Offering (IPO) in July 1997, for CHF 350 per share. Upon completion of the IPO via capital increase, Sulzer’s beneficial ownership of the Company’s common stock was reduced to 74%. On February 1, 1999, SulzerMedica consummated its sale of the Electrophysiology business. At the Annual General Meeting of Sulzer on April 19, 2001 the shareholders approved the separation of Sulzer and SulzerMedica. The separation was completed on July 10, 2001. With the extraordinary shareholders’ meeting of SulzerMedica on July 9, 2001 the Company took the final step to complete its independence from parent company Sulzer.

Note 2. Basis of Presentation

The term “mill. CHF” in these Consolidated Financial Statements refers to millions of Swiss francs.

Note 3. Accounting and Consolidation Principles

The financial statements are based on the following consolidation and valuation principles and present fairly the financial position and results of the SulzerMedica Group (“Group”) in accordance with the standards formulated by the International Accounting Standards Committee (IASC) under the historical cost convention.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the valuation of depreciable lives of fixed assets and intangible assets, allowances for doubtful accounts, inventory obsolescence, provisions, impairment charges and deferred taxes. Actual results could differ from estimates.

The consolidated financial statements include all of the assets, liabilities, income and expense of companies in which Sulzer Medica, directly or indirectly, holds more than 50% of the voting rights.

Acquisitions have been accounted for using the purchase method. All material intercompany balances and transactions are eliminated. In addition, unrealized gains on intercompany transfers of inventory and of fixed assets are eliminated and recognized only upon sale to third parties or depreciation, respectively.

Investments in associated companies in which the Group holds between 20% and 50% of the voting rights and exercises significant influence are accounted for by using the equity method. The Group’s share in the equity is presented under “Investments and other financial assets” and the Group’s share of net income under “Other operating income/expense”.

Change in accounting policy. In 2001 the following new IAS have been adopted:

IAS 39 Financial Instruments: Recognition and Measurement IAS 40 Investment Properties

These new applications resulted in minor changes in the presentation of the financial statements.

Foreign currency conversion. In the individual financial statements of affiliated companies, income and expense in foreign currencies are recorded at the exchange rates applicable on the date of the transaction. Assets and liabilities in foreign currencies are stated at the year-end or hedged exchange rates. The resulting exchange differences are included in the net income.

The assets and liabilities of foreign affiliates, including acquired goodwill, are translated using the year-end rates of exchange. Income and expense items are translated at average exchange rates for the year if the effective rate does not deviate significantly from the average exchange rate. Currency conversion differences resulting from consolidation are included in shareholders’ equity. In the event of sale or liquidation of foreign affiliated companies, the cumulative currency conversion differences relating to the Company disposed form part of the gain or loss on the sale or liquidation proceeds.

Goodwill and other intangible assets. Goodwill arising from acquisitions is capitalized in the currency of the acquired company and amortized on a straight-line basis over its useful life, not exceeding 20 years.

Other intangible assets include licenses, patents, trademarks and similar rights as well as existing technology acquired from third parties. These assets are amortized over their estimated useful lives, not exceeding 10 years.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life. In the case of land, depreciation is only recorded in the event of a permanent impairment in value.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	25 – 40 years
Machinery	5 – 15 years
Equipment	5 – 10 years
Tools, EDP equipment and patterns	max. 5 years
Motor vehicles	4 years

Investment property is held for long-term rental yields and is not occupied by the Group. Such properties are carried at cost less accumulated depreciation. The fair value is based on market evidence and on discounted cash flow projections based on existing and potential rent contracts.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset. In 2001, 2000 and 1999 the interest costs were expensed as incurred since they did not fulfill the criteria for capitalization.

Impairment. If circumstances affecting the recoverability of tangible and intangible assets change, and impairment has occured, the Company compares the estimated discounted cash flows expected to be generated by the asset with its carrying value and recognizes an impairment charge by means of special depreciation of the excess carrying value and adjusts the useful lives of intangible assets as appropriate.

Investments and other financial assets. Investments in associates are accounted for under the equity method. As of January 1, 2001 minority investments and other financial assets are initially recorded at cost and subsequently carried at fair value. The Group has classified all these equity investments as available-for-sale. Changes in fair value are deferred as a fair value adjustment in equity and recycled to the income statement when the asset is sold. Unrealized losses which are considered to be other than temporary are included in the income statement. Depending on the classification of the investment as operating or not the impairment is recorded as other operating expenses or as financial expense, respectively.

Inventories. Raw materials, supplies and consumables are stated at the lower of cost or market value. Finished products and work in progress are stated at the lower of production cost or net realizable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on the nature and the use, inventories are valued on the basis of weighted average prices or the FIFO method. Allowances are made for obsolete, slow-moving and excess inventories.

Accounts receivable. Trade and other accounts receivable are stated at face value net of necessary allowances for doubtful accounts.

Cash and cash equivalents. Cash and cash equivalents comprise bills, postal and bank accounts, together with current account and deposit balances with maturities of under three months at acquisition, including deposits with Sulzer and its subsidiaries.

Provisions. Provisions are made for all probable losses arising from warranties, penalties and litigation risks and for the cost of restructuring measures which have been approved by management and announced to those affected.

Derivative financial instruments. The Company uses derivative financial instruments to manage the economic impact of fluctuations in foreign currency exchange rates. The Company does not enter into derivative financial instruments for trading or speculative purposes. All derivatives are to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. Changes in the fair value of derivative financial instruments are either recognized in the income statement or in equity depending on whether the instrument qualifies for hedge accounting. To qualify for hedge accounting, the hedging relationship must meet several strict conditions starting at the inception of the transaction.

Employee benefits. The liability of defined benefit plans for retirement benefits corresponds to the present value of benefits payable. The discount rate used for determining the present value is based on the prevailing interest rates applicable to long-term corporate or government bond issues with maturities extending over the average duration of the retirement benefit entitlements. All actuarially computed gains and losses which exceed 10% of the present value of future benefits payable or the underlying assets of the benefit plan (“corridor”), are amortized over the average remaining active period of employment.

Defined contribution plans are pure saving plans without any added benefits. The contributions made are charged directly to personnel costs.

Revenue recognition. Sales of supplies and services are recorded at the time of delivery or implant. Net sales exclude sales or value-added taxes and are stated net of credits, discounts and rebates. Accruals for estimated future returns and credits are made when the related revenue is recognized. Such amounts are estimated based on historical rates of return, customer inventory levels and other factors.

Income per share. Basic income per share is calculated by dividing net income by the weighted average number of shares issued minus treasury stock during the year.

Diluted net income per share is computed by dividing net income by the weighted average number of registered shares issued minus treasury stock during the year plus the incremental shares that would have been outstanding under the management stock option plan (see “Stock-based compensation”) upon the assumed exercise of dilutive stock options.

Research and development costs. Research costs are charged directly to income as incurred. In accordance with IAS 38, intangible assets, development costs during the years ended on December 31, 2001, 2000 and 1999 were charged to income as incurred because they did not fulfill the criteria for capitalization.

Stock-based compensation. Under the terms of the management stock option plan, the option exercise price is equal to the fair market value of the share at the date of grant and, accordingly, almost no cost is recorded in connection with the plans.

Taxes. Provision is made for all income taxes assessed on the profits earned up to the balance sheet date in the year to which they relate. Deferred taxes are provided on differences between carrying amounts for tax and corporate purposes, applying the liability method. For this purpose, all the valuation differences of affiliated companies and their available tax loss carry-forwards are taken into consideration. Deferred taxes are calculated at the locally applicable tax rates. These tax rates are immediately adjusted to reflect the effects of changes in the law. A potential offset against future tax costs as a result of available loss carry-forwards and valuation differences is only taken up in the balance sheet if realization by means of anticipated profits is expected. Deferred taxes on proposed profit distributions of subsidiaries are accrued. Profits of subsidiaries retained in the business and used for local investment are not taken up in the deferred tax calculation. Where the disposal of an investment is foreseen, the applicable deferred taxes are provided. Deferred tax assets and liabilities are only offset by the entities subject to tax to the extent that income taxes are payable to the same authority and such offset is permitted by law. The movement in the deferred tax position is accounted for as  a direct charge or credit to tax expense.

Explanatory notes

Note 4.  Currency Exchange Rates

	Year-end rates Consolidated balance sheets			Average rates Consolidated statements of income and cash flow statements
CHF	2001	2000	1999	2001	2000	1999

1 US Dollar USD	1.68	1.62	1.59	1.69	1.69	1.50
1 Pound Sterling GBP	2.44	2.43	2.58	2.43	2.56	2.43
1 Euro EUR	1.48	1.52	1.61	1.51	1.56	1.60
100 Japanese Yen JPY	1.28	1.42	1.56	1.39	1.57	1.33

Note 5.  Composition of the Group

A list of investments held directly or indirectly by SulzerMedica Ltd is provided below:

Company/Management		Share		Registered Capital

Switzerland
^^	SulzerMedica Management Ltd, Zürich Stephan Rietiker	100%	CHF	100,000.–
@	Sulzer Orthopedics Ltd, Baar Richard Fritschi	100%	CHF	12,000,000.–
@	Sulzer Orthopedics (Switzerland) Ltd, Münsingen Peter Liniger	100%	CHF	100,000.–
^	Sulzer Cardiovascular Ltd, Baar Mike Barrett	100%	CHF	500,000.–

Belgium
@	Sulzer Orthopedics Belgium SA, Bruxelles Marc Dusart	100%	EUR	300,000.–

Germany
^^	SulzerMedica Holding GmbH, Freiburg Urs Kamber	100%	EUR	35,000,000.–
@	Sulzer Orthopedics GmbH, Freiburg Klaus Hug	100%	EUR	4,500,000.–
@	Sulzer Dental GmbH, Freiburg Steven E. Hanson, Christophe Lizot	100%	EUR	511,292.–
^	Sulzer Cardiovascular GmbH, Hamburg Manfred Reinhardt, Mike Barrett	100%	EUR	512,000.–

@	Orthopedics
^	Cardiovascular Prostheses
^^	Management
#	Research & Development Biologics

Notes to the Consolidated Financial Statements

Company/Management		Share		Registered Capital

France
@	Sulzer Orthopédie SA, Etupes Maurice Meytre	100%	EUR	130,000.–
@	Sulzer Orthopédie Sud-Ouest Sarl, Toulouse Françoise Loesch	100%	EUR	54,000.–
@	Sulzer Orthopédie Ouest Sarl, La Chappelle-des-Fougeretz Philippe Jaffres	100%	EUR	2,256,000.–
@	Sulzer Orthopédie Centre Sarl, Ebreuil (Vichy) Benoît Combe	100%	EUR	8,000.–
@	Sulzer Orthopédie Nord Sarl, Lille Eric Bauduin	100%	EUR	8,000.–
@	Sulzer Orthopédie Cédior Sarl, Etupes Maurice Meytre	100%	EUR	1,600,000.–
^	Sulzer Cardiovascular SA, Meudon (Paris) James F. A. Deegan	100%	EUR	2,515,409.–
@	Sulzer Dental Sarl, Rungis (Paris) Christophe Lizot	100%	EUR	76,225.–

Great Britain
^^	SulzerMedica (UK) Holdings Ltd, Inchinnan Roshan Maini	100%	GBP	16,160,000.–
@	Sulzer Orthopaedics (UK) Ltd, Alton Roger Norman	100%	GBP	1,050,000.–
^	Sulzer Carbomedics UK Ltd, Crawley James F. A. Deegan	100%	GBP	1,000.–
^	Sulzer Vascutek Ltd, Inchinnan Roshan Maini	100%	GBP	100.–

Netherlands
@	Sulzer Orthopedie Nederland BV, Utrecht Rob Ringelberg	100%	EUR	25,000.–
^	Sulzer Cardiovascular BV, Utrecht Roshan Maini	100%	EUR	150,500.–
Italy
@	Sulzer Orthopedics Italia S.p.A., Opera (Milano) Marco Grubenmann	100%	EUR	14,025,000.–
@	Allo System Srl, Villorba (Treviso) Antonio De Cristofaro	51%	EUR	40,000.–
@	Migliori Srl, Viagrande (Catania) Fernando Migliori	51%	EUR	434,000.–

@	Orthopedics
^	Cardiovascular Prostheses
^^	Management
#	Research & Development Biologics

Company/Management		Share		Registered Capital

Austria
@	Sulzer Orthopädie GmbH, Mödling Manfred Köppl	100%	ATS	800,000.–

Spain
@	Sulzer Orthopedics Ibérica SA, Madrid Marcel Kyburz	100%	EUR	62,000.–

Sweden
@	Sulzer Orthopedics Sweden AB, Stockholm Bengt Sedell	100%	SEK	200,000.–

Czech Republic
@	Sulzer Orthopedics CZ sro, Praha Oldrich Cech	100%	CZK	24,700,000.–

Canada
^	SulzerMedica Canada Inc., Toronto Paul E. Parsons	100%	CAD	3,200,000.–
@	Sulzer Orthopedics Canada Inc., Toronto Thomas Fischer	100%	CAD	2,500,001.–
^	Sulzer Carbomedics Canada Ltd, Calgary Charles D. Griffin	100%	CAD	100.–
^	Sulzer Mitroflow Corp., Richmond Mark Seboldt	100%	CAD	12,000,000.–
@	Sulzer Dental Corp., Etobicoke (Ontario) Steven E. Hanson	100%	CAD	100.–

@	Orthopedics
^	Cardiovascular Prostheses
^^	Management
#	Research & Development Biologics

Company/Management		Share		Registered Capital

USA
^^	SulzerMedica USA Holding Co., Houston/Texas Stephan Rietiker	100%	USD	185,000,000.–
^^	SulzerMedica USA Inc., Houston/Texas Stephan Rietiker	100%	USD	1,000.–
^	Sulzer Carbomedics Inc., Austin/Texas Charles D. Griffin	100%	USD	117,490,215.–
@	Sulzer Orthopedics Inc., Austin/Texas David Floyd	100%	USD	206,592,044.–
@	Sulzer Spine-Tech Inc., Minneapolis/Minnesota Dennis Wallach	100%	USD	615,195,877.–
@	Sulzer Dental Inc., Carlsbad/California Steven E. Hanson	100%	USD	52,378,029.–
^	Sulzer Vascutek USA Inc., Austin/Texas Roshan Maini	100%	USD	3,000,000.–
#	Sulzer Biologics Inc., Austin/Texas Thomas Zehnder	100%	USD	1,280,394.–
^	Sulzer IntraTherapeutics Inc., St. Paul Dennis Wallach	100%	USD	145,150,001.–

Australia
@^	SulzerMedica Australia Pty Ltd, Chatswood Paul Aragones	100%	AUD	14,450,000.–

South Africa
@	Sulzer Orthopedics South Africa (Pty) Ltd, Greenside Michael Nesbitt	100%	ZAR	100.–

India
@	Sulzer Orthopedics India Ltd, Chennai K. Senthilnathan	74%	INR	3,000,000.–

Japan
@	SulzerMedica Japan KK, Tokyo Hans-Rudolf Schuerch	100%	JPY	350,000,000.–

Korea
@	Sulzer Orthopedics Korea Ltd, Seoul Dae Sik Pyon	100%	KRW	319,220,000.–

@	Orthopedics
^	Cardiovascular Prostheses
^^	Management
#	Research & Development Biologics

Acquisitions of subsidiaries in the years 2001 and 1999 are set out in the following list which indicates the companies acquired, the country, the division and the date of integration into the consolidation. In each acquisition, all voting rights were acquired. No significant acquisitions took place in 2000.

2001:     Paragon Implant Company Encino (USA); Orthopedics Division; Jan. 1, 2001 IntraTherapeutics Inc. St. Paul (USA); Cardiovascular Prostheses Division; Feb. 1, 2001 Sulzer Australia Pty Ltd Chatswood (Australia); both Divisions; July 1, 2001

1999:     Mitroflow Enterprise Inc. Richmond (Canada); Cardiovascular Prostheses Division; Oct. 1, 1999

The purchase price considerations of these acquisitions amount to CHF 432 million and CHF 38 million in 2001 and 1999, respectively.

No agreements to make contingent payments, apart from the following, have been entered into in connection with these acquisitions: The agreement to purchase Mitroflow Inc. foresees a potential adjustment of the purchase price of a maximum of USD 17 million including interest depending upon the time when SulzerMedica receives approval from the US Federal Drug Administration, FDA, for the main product, a biological valve. If FDA approval is not obtained within a specified time frame no payment beyond the recorded liability is required.

Note 6. Effects of Acquisitions

The impact of significant subsidiaries acquired was as follows:

Mill. CHF	2001	2000	1999

Net sales	91	—	1
Operating income	-33	—	-1
Non-current assets acquired	89	—	16
Current assets acquired	53	—	2
thereof cash acquired	6	—	—
Liabilities acquired	-47	—	1

Primary reporting format – segment information by division

Note 7. Segment Information

Mill. CHF	2001	2000	1999

Net sales
Orthopedics	1150	1097	972
Cardiovascular prostheses	268	250	210
Total	1418	1347	1182
Operating income before goodwill amortization and exceptional items
Orthopedics	130	222	179
Cardiovascular prostheses	1	63	60
Biologics and Group management	-31	-15	-5
Total	100	270	234
Operating income
Orthopedics	-1403	185	-120
Cardiovascular prostheses	-88	61	59
Other operating income including
Biologics and Group management	-140	-16	574
Total	-1631	230	513
Capital expenditure
Orthopedics	79	55	41
Cardiovascular prostheses	9	6	5
Biologics and Group management	4	2	1
Total	92	63	47
Depreciation and amortization
Orthopedics	117	102	332
Cardiovascular prostheses	104	12	9
Biologics and Group management	3	2	1
Total	224	116	342
Assets
Orthopedics	1759	1552	1493
Cardiovascular prostheses	342	198	197
Biologics and Group management	770	775	701
Net assets from discontinuing operations	—	—	—
Total assets	2871	2525	2391
Liabilities
Orthopedics	1706	287	288
Cardiovascular prostheses	70	51	59
Biologics and Group management	304	189	201
Total liabilities	2080	527	548

Sulzer Medica’s business is managed on a worldwide basis structured in two Divisions. The Orthopedics Division develops, manufactures and distributes hips, knees, spine, other orthopedics and dental implants. The Cardiovascular prostheses Division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

Further operating activities consist of biologic activities and of Group management, including the costs of holding, financing and management of Sulzer Medica.

The geographic segmentation reflects the main operating areas of the Group. The Group’s policy determines that transfers of goods and services between the various segments are carried out at arm’s length.

Secondary reporting format - geographical segments	Part 1

Mill. CHF	2001	2000	1999

Net sales by location of customers
Switzerland	61	59	55
European Union	560	530	502
Other Europe	19	17	16
North America	629	602	496
All Other countries	149	139	113
Total	1418	1347	1182
Net sales by location of subsidiaries
Switzerland	472	431	419
European Union	563	537	514
Other Europe	4	4	3
North America	849	806	664
All Other countries	70	52	38
Total	1958	1829	1638
Transfers to other geographic areas from
Switzerland	-364	-338	-335
European Union	-17	-20	-20
Other Europe	—	—	—
North America	-159	-124	-101
All Other countries	—	—	—
Total	-540	-482	-456
Net sales to third parties by location of subsidiaries
Switzerland	108	93	84
European Union	546	517	494
Other Europe	4	4	3
North America	690	681	563
All Other countries	70	52	38
Total	1418	1347	1182

Secondary reporting format – geographical segments	Part 2

Mill. CHF	2001	2000	1999

Operating income by location of subsidiaries
Switzerland	-22	49	12
European Union	46	58	55
Other Europe	—	—	—
North America	-1662	118	441
All Other countries	7	5	5
Total	-1631	230	513

Assets by location of subsidiaries
Switzerland	210	223	240
European Union	452	454	460
Other Europe	4	4	4
North America	2138	1796	1638
All Other countries	67	48	49
Total assets	2871	2525	2391

Capital expenditure by location of subsidiaries
Switzerland	1	3	8
European Union	25	27	6
Other Europe	—	—	—
North America	63	30	33
All Other countries	3	3	—
Total	92	63	47

Note 8. Other Operating Income/Expense

Mill. CHF	2001	2000	1999

Currency exchange differences	-3	-2	—
Sundry operating income/expense	4	8	-1
Share of loss of associate earnings	-1	—	—
Total other operating income/expense, net	—	6	-1

Sundry operating income in 2001 and 2000 relates mainly to revenue from an OEM-Agreement entered into at the end of 1999.

Note 9. Hip and Knee Settlement

On December 5, 2000, Sulzer Orthopedics Inc. issued a voluntary recall of certain lots of the Inter-Op acetabular shells that failed to adhere in certain cases to patients acetabulum. Sulzer Orthopedics Inc has continued to investigate the reason for the product failure, utilizing the expertise and counsel of physicians as well as internal and external scientists and engineers. The investigation initially appeared to reveal that a trace of mineral oil-based lubricant remaining on the implant after the manufacturing process was responsible for the lack of proper bonding between the implant and the bone, in some cases. More recently, Sulzer Orthopedics Inc has focused its investigation on various other contaminants on the surface of the porous coated shell. Sulzer Orthopedics Inc has implemented manufacturing and cleaning steps to ensure the problem does not recur. As of March 7, 2002, the Company and its subsidiaries have been served with a total of 1989 lawsuits in federal and state courts in the U.S. and Canada, alleging injuries as a result of Inter-Op acetabular shells manufactured and sold by Sulzer Orthopedics Inc. As of March 14, 2002, 2860 revision surgeries have been reported.

Sulzer Orthopedics Inc has informed the Food and Drug Administration of its ongoing investigation of a porous-coated tibial baseplate that was manufactured from July to December 2000. A number of adverse clinical outcomes have been reported, and as of March 7, 2002, 585 revision surgeries have been reported to Sulzer Orthopedics and the company and its subsidiaries have been served with a total of 86 lawsuits.

On June 19, 2001, the Judicial Panel on Multi-District Litigation (“MDL”) ordered that all Inter-Op lawsuits filed in federal courts be consolidated for pre-trial proceedings in the U.S. District Court (N.D. Ohio) in Cleveland, Ohio. On August 29, 2001, the Court provisionally certified a class and granted preliminary approval to the parties settlement agreement and on September 17, the Court issued an order enjoining all further proceedings in other federal and state courts.

The parties have renegotiated the initial settlement agreement.

The revised settlement agreement (the “MDL Settlement Agreement”) provides for the Company to contribute USD 725 million in the form of USD 425 million in cash and USD 300 million in Convertible Callable Instruments (CCI).

SulzerMedica as group has the obligation to deliver USD 425 million at the later of 180 days after Trial Court Approval or 60 days after the Final Judicial Approval Date. The amount is increased by an amount equal to the interest calculated at a floating LIBOR rate (one month LIBOR), starting 180 days after Trial Court Approval and compounded annually. At the later of 180 days after Trial Court Approval or 60 days after Final Judicial Approval Date, SulzerMedica has the obligation to issue the CCI. Unless earlier redeemed, 18 months after the issue date of the CCI, SulzerMedica will provide the settlement trust ADR’s or shares at the conversion price in effect on the Maturity Date. The payment obligation under the CCI will be unsecured and subordinated to the Financing. Beginning with the issue date, the CCI shall accrue interest in the amount of 7.5% compounded annually. SulzerMedica has the option at any time to redeem for cash any portion of the face amount of the CCI plus unpaid interest. The partial redemption shall be in a minimum amount of USD 10 million. While the CCI is issued, SulzerMedica will not pay out any dividends and will be subject to other financing limitations.

On March 13, 2002, the Company and the Plaintiffs have signed the revised settlement agreement and the U.S. District Court in Cleveland, Ohio, has granted preliminary approval.

The patients will have the right to reject this settlement by choosing to Opt-Out. The Opt-Out period is scheduled to end on May 14, 2002. The U.S. District Court in Cleveland has scheduled a Final Fairness Hearing for May 6, 2002. SulzerMedica has the right to terminate the settlement agreement and withdraw for any reason at any time before May 21, 2002.

As integral part of the above settlement agreement SulzerMedica agreed to indemnify and hold Sulzer AG and all its direct or indirect subsidiaries harmless for any and all claims and liabilities related to the Affected Products including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to Opt-Out of the Settlement Agreement. Sulzer releases SulzerMedica from any indemnification obligation arising out of the PreExisting Indemnity agreements. The indemnity is only valid and enforceable if the MDL Settlement Agreement achieves Final Judicial Approval.

Additionally, the parties also agreed, that the Company shall pay Sulzer CHF 26,682,276.67 minus USD 266,288.48 and that Sulzer shall pay Sulzer

Medica USD 8,606,835.56, in settlement of all claims out of the Spin-Off agreement and the inter-company loan. Furthermore, as condition precedent to execution of the above MDL Settlement Agreement, and in return of their payments under the MDL Settlement agreement, SulzerMedica agreed to indemnify and hold “Winterthur” Insurance company and its subsidiaries harmless from all claims and liabilities which may be brought against “Winterthur” under the Original and under the Second Year Policy, including in particular, actions of members of the settlement class (as defined in the MDL Settlement Agreement) who exercise their right to opt-out of the settlement agreement. The company fully provided for the face amounts of the cash as well as the CCI portion of the MDL Settlement Agreement. In addition to that, the company made provisions to cover cost that are directly related to the recalled Inter-Op acetabular shells and adverse clinical outcomes of porous-coated tibial baseplates, but which are not covered in the Settlement Agreement, such as Revisions in excess of 4000, Non-US revisions, legal fees and other miscellaneous expenses etc. The total provisions related to the Settlement Reserve amounts to USD 874 million. The related tax accrual amounts to USD 240 million. If the settlement proposal should not go through then the going concern basis of the Groups US operations is in doubt. However, management believes based on currently available information, that the Group, excluding its US operations, would be able to continue as a going concern. There are mainly three risks that need to be considered, namely opt-outs, the funding of the settlement and possible appeals. In the view of management, the risk that the settlement does not go through is primarily related to a potential high number of plaintiffs, deciding to optout, at which point the company will have to abandon the settlement agreement.

With regard to the funding of the cash amount of the settlement, the USD 425 million, the company is currently in negotiations with a number of financial institutions and management has no indications that the funding would not be possible. Also, management is confident that the shareholders will approve the settlement as proposed.

After the final fairness hearing on May 6, 2002, the plaintiffs will also have the possibility to appeal the final fairness decision of the judge. An appeal would have to be filed within 30 days of the courts decision. In the view of management, an appeal would not materially negatively impact the financial condition of the company. All payments that will have to be made by the company are subject to Final Judicial Approval.

Note 10. Exceptional Operating Items

Mill. CHF	2001	2000	1999

Litigation settlement income	48	—	—
Impairment of intangibles	-91	—	-240
Investments in non-consolidated companies write-off	-50	—	—
Restructuring costs	-105	-1	-14
Total exceptional operating items	-198	-1	-254

In 2001, the Company received approximately USD 28 million in connection with the settlement of a pending litigation by Sulzer Spine-Tech Inc.

Soon after the integration but especially towards year-end 2001, the stent market did not develop in line with high sales expectations. Despite restructuring measures initiated in the fourth quarter at Sulzer IntraTherapeutics Inc., the impairment test performed as of year end showed an impairment on goodwill of USD 31 million and on existing technology of USD 11 million. The value in use (based on the income approach utilizing the discounted cash flow method) was determined using a weighted discount rate of 10.3%.

As result of deterioration of cage sales and also in connection with the introduction of a competitors’ product in December 2001, the impairment test at Sulzer Spine-Tech’s Inc existing technology showed an amount of USD 8 million. The value in use was determined using a discount rate of 15%.

In relation to the Orthosoft Inc engagement, a minority holding, total charges of CHF 5 million are recorded. The high expectations regarding the product development were not realistic and a Canadian court order to purchase the remaining stake resulted in an additional charge of CHF 16 million. For an additional payment commitment of CHF 8 million in 2002 a provision was booked.

The investment in Orquest Inc and license, cross-license, research and distribution agreement was determined to be impaired as of year end 2001 as a result of further delays of the common research and development programs. In addition, since further benefits are unlikely to be realized, the write down related to this exposure resulted in an exceptional operating item of USD 20 million.

Sulzer Orthopedics Inc cooperated in 1999 with @Outcome in order to offer orthopedic clinics and surgical group practices a secure internet access for the communication with patients thus simplifying patient management. The market acceptance of the product but also the financial outlook resulted in a complete write down of the exposure of total USD 8 million in 2001.

In addition, various other charges exist. As a result of the change in management middle of 2001 various restructuring measures were initiated in order to improve the operational efficiencies. This resulted in exceptional operating items of CHF 33 million in various other US businesses and the group office in the US. Restructuring costs of CHF 20 million for Sulzer Biologics Inc are included in this position.

In June 1999, SulzerMedica announced the introduction of a comprehensive program to achieve a step in performance improvement and secure sustainable success in the future of the Orthopedics Division. This initiative resulted in personnel costs and inventory allowances of CHF 14 million.

Due to the developments in the spinal implant markets SulzerMedica performed an impairment test in 1999 in order to check the value of the net assets (including goodwill) of Sulzer Spine-Tech which belongs to the Orthopedics Division. The method for the test was in line with the requirements defined in IAS 36. The “value in use” (based on the income approach utilizing the discounted cash flow method) was determined using a discount rate of 10.0%. This resulted in an exceptional amortization of Sulzer Spine-Tech’s goodwill of CHF 240 million.

Note 11. Discontinuing Operations

On June 3, 1998, the Group announced its intention to exit the electrophysiology business. The subsidiaries comprising this segment were sold on February 1, 1999, for USD 802 million (including cash on hand of CHF 19 million). The transactions of the discontinuing operations from January 1, 1999, to the date of sale are not considered significant and are included in the “Gain on sale of the Electrophysiology Division.” The book profit of CHF 579 million realized from this transaction is provisional since negotiations with the buyer about the final sales price are not yet complete. This transaction resulted in a tax credit of CHF 6 million. No adjustments were necessary in 2000 and 2001.

Note 12. Financial Income/Expense

Other Non-Operating Income/Expense

Mill. CHF	2001	2000	1999

Gain on sale of investments	26	4	6
Interest income	11	38	33
Interest expense	-8	-8	-21
Other financial expense	-22	-5	-1
Total financial income	7	29	17

In 2001 and 2000 the gain on sale of investments is a result of a partial sale of the Company’s investment in Thoratec Laboratories Corp. In 1999 it relates to the divested investment in Maxxim Medical Inc. In 2001 the market value of the stake in Japan Lifeline Co. Ltd, declined significantly and the related charge of USD 5 million is included in other financial expense. In connection with the impairment test on ReGen Biologics Inc, an additional loan allowance of USD 7 million was recorded as other financial expense.

The other non-operating expenses of CHF 21 million resulted from the spin-off of Sulzer and from the defense cost for the unsuccessful hostile takeover attempt.

Note 13. Taxes

Mill. CHF	2001	2000	1999

Current income taxes
Switzerland	12	18	13
European Union	10	14	15
Other Europe	—	—	—
North America	-4	11	32
All Other Countries	7	11	6
Total current income taxes	25	54	66
Deferred income taxes
Switzerland	-7	-2	-5
European Union	5	-1	1
Other Europe	—	—	-1
North America	-481	13	-19
All Other Countries	2	-2	—
Total deferred income taxes	-481	8	-24
Total income taxes	-456	62	42
Other taxes	2	5	4
Total taxes	-454	67	46

Current income taxes, comprising taxes paid or due on the underlying income of individual subsidiaries, are calculated according to the law applicable in the individual countries.  Other taxes include taxes not directly related to income.

Income before taxes / Mill. CHF	2001	2000	1999

Switzerland	-84	105	89
European Union	34	40	38
Other Europe	1	1	2
North America	-1652	48	382
All Other Countries	56	65	19
Total income / loss before taxes	-1645	259	530

Using the maximum tax rate for Winterthur, Switzerland, of 25.1% the tax benefit on 2001 consolidated loss before taxes of CHF –1,645 million amounts to CHF 413 million.  The following table serves to indicate the reasons why in 2001, 2000 and 1999 the charge was below the reference amount.

Mill. CHF	2001	2000	1999

Income / loss before taxes	-1644.8	258.5	529.9
Maximum tax rate (Winterthur, Switzerland)	25.1%	25.2%	25.3%
Income tax benefit / expense at maximum tax rate	-412.8	65.1	134.1
Taxes at other rates	-31.4	-10.6	-7.0
Effect of losses/credits and loss carry-forwards	-84.8	-1.9	-2.6
Permanent differences	19.2	13.4	14.2
Impact of the exceptional write-down of goodwill	13.3	—	60.7
Impact of the gain on the divestiture of the Electrophysiology Division	—	—	-152.6
Impact of hip and knee settlement	-35.4	—	—
Changes in tax rate and tax laws	-3.5	-1.5	-0.9
Change in valuation allowance	84.2	0.1	-1.0
Other	-4.6	-3.1	-2.6
Tax income / expense (current and deferred)	-455.8	61.5	42.3

The tax effect on permanent differences is mainly due to the annual amortization of goodwill which is not deductible for tax purposes.

At December 31, deferred taxes consisted of the following:

	2001		2000		1999
Mill. CHF	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Intangible and financial assets	10	-14	14	-28	15	-31
Tangible fixed assets	3	-5	1	-9	2	-9
Loss carry-forwards	245	—	154	—	166	—
Inventories	33	-9	16	-8	15	-8
Other assets	26	-5	19	-3	17	-3
Eliminations of unrealized gains	46	—	40	—	36	—
Long-term provisions	411	—	27	-2	18	-2
Short-term provisions	113	-2	48	-2	55	-1
Other current liabilities	35	—	9	—	7	—
Total potential tax effect	922	-35	328	-52	331	-54
Valuation allowance	-263	—	-154	—	-149	—
Deferred taxes	659	-35	174	-52	182	-54
Set off of assets and liabilities	-16	16	-32	32	-35	35
Deferred taxes, net	643	-19	142	-20	147	-19

The majority of the increase, from prior year, in the net deferred tax position is attributable to the Hip and Knee Settlement. The deferred taxes on eliminations of unrealized gains above primarily relate to unrealized gains from a Swiss company belonging to the Orthopedics Division.

There was no unrecognized deferred tax liability relating to undistributed earnings of subsidiaries at December 31, 2001 and 2000.

The Company has loss carry-forwards available of CHF 1,861 million as of December 31, 2001. Of this amount, CHF 1,673 million will expire between 2002 and 2008 with the remaining amount of CHF 188 million still available for use post-2008. The tax effect of these loss carry-forwards, at their respective jurisdictional statutory rate, is CHF 245 million, which when netted with the associated valuation allowance of CHF 221 million, results in an anticipated tax benefit of CHF 24 million.

Note 14. Earnings per Share

The earnings per share were calculated as follows:

	2001	2000	1999

Net loss/income in mill. CHF	-1193	190	483

Weighted average number of shares outstanding, in thousands	9973	9996	9986
Basic loss/income per share in CHF	-119.62	19.01	48.37

Net loss/income in mill. CHF	-1193	190	483
Weighted average number of shares adjusted for dilutive share options, in thousands	9973	10 012	9986
Diluted loss/income per share in CHF	-119.62	18.98	48.37

The share options outstanding are in connection with the Management Stock OptionPlan. Diluted income per share is affected by share options outstanding when the average share price of the year is above the strike prices of the outstanding options.

Note 15. Intangible Assets

	2001			2000
Mill. CHF	Goodwill	Other	Total	Goodwill	Other	Total

Cost
Balance at January 1	1795	148	1943	1724	142	1866
Changes in composition of Group	—	53	53	—	—	—
Additions	339	8	347	59	5	64
Disposals	—	—	—	—	—	—
Currency conversion adjustment	28	3	31	12	1	13
Balance at December 31	2162	212	2374	1795	148	1943
Accumulated amortization
Balance at January 1	1204	50	1254	1161	35	1196
Amortization	111	68	179	39	15	54
Disposals	—	—	—	—	—	—
Currency conversion adjustment	11	—	11	4	—	4
Balance at December 31	1326	118	1444	1204	50	1254
Net book value at January 1	591	98	689	563	107	670
Net book value at December 31	836	94	930	591	98	689

The annual amortization of goodwill in 2001 includes the exceptional writedown on Sulzer IntraTherapeutics Inc goodwill as described in Note 10 of CHF 52 Mio. The total amount of impairment of goodwill in 2001, 2000 and 1999 is CHF 292 Mio. In the amortization of other intangible assets, the existing technology impairment charges are included.

In 2000 as a result of the acquisition of the stake in Tutogen Medical Inc, goodwill in the amount of CHF 57 million was capitalized.

Note 16. Property, Plant and Equipment

Mill. CHF	Land and buildings	Machinery and equipment	Other fixed assets	2001 Total	2000 Total

Cost
Balance at January 1	115	140	307	562	534
Changes in composition of Group	—	15	12	27	—
Additions	3	16	62	81	58
Disposals	-6	-9	-33	-48	-25
Currency conversion adjustment	2	3	-1	4	-5
Balance at December 31	114	165	347	626	562
Accumulated depreciation
Balance at January 1	36	101	202	339	295
Changes in composition of Group	—	8	7	15	—
Depreciation	6	14	49	69	62
Disposals	-4	-6	-26	-36	-14
Currency conversion adjustment	—	3	—	3	-4
Balance at December 31	38	120	232	390	339
Net book value at January 1	79	39	105	223	239
Net book value at December 31	76	45	115	236	223
Fire insurance value at December 31	155	195	421	771	625

No property within SulzerMedica is recognized as an Investment property in accordance with IAS 40.

Details of leased assets included in tangible fixed assets are as follows:

Mill. CHF	2001	2000

Cost capitalized	1	2
Net book value	—	1
Related lease liability	3	1

Note 17. Investments and Other Financial Assets

Mill. CHF	Investments in Associates	Investments in non-consolidated companies	Other financial assets	2001 Total	2000 Total

Balance at January 1	7	64	33	104	63
Adoption of IAS 39	—	15	—	15	—
Additions	—	1	42	43	48
Disposals	—	-18	-17	-35	-7
Fair value adjustments	—	-54	-12	-66	—
Currency conversion adjustment	—	3	1	4	—
Balance at December 31	7	11	47	65	104
Net book value
at January 1	7	64	33	104	63
at December 31	7	11	47	65	104

Investments in non-consolidated companies as of December 31, 2001, include ReGen Biologics Inc, Redwood City (USA), @Outcome Inc, Austin (USA), Orquest Inc, Mountain View (USA), Orthosoft Inc, Outremont (Canada), and publicly traded securities of Thoratec Inc, Berkeley (USA), and Japan Lifeline Co. Ltd, Tokyo (Japan), held as non-current assets.

Revaluation of fair value consists of write-offs for the investments in Orquest Inc, ReGen, @Outcome, Japan Lifeline and Orthosoft Inc.

Note 18. Inventories

	2001			2000
Mill. CHF	Gross value	Allowances	Net Total	Gross value	Allowances	Net Total

Raw materials, supplies and consumables	63	-7	56	46	-7	39
Work in progress	44	-2	42	48	-4	44
Finished products and trade merchandise	447	-134	313	365	-59	306
Total inventories	554	-143	411	459	-70	389

Obsolescence expense was CHF 75 million, CHF 35 million, and CHF 16 million at December 31, 2001, 2000, and 1999, respectively. Write-offs of scrapped inventory against the allowance for obsolescence were CHF 3 million, CHF 4 million, and CHF 5 million at December 31, 2001, 2000, and 1999, respectively.

Cost of materials included in cost of sales was CHF 254 million, CHF 243 million, and CHF 215 million at December 31, 2001, 2000, and 1999, respectively.

Note 19. Trade Accounts Receivable

Mill. CHF	2001	2000

Gross trade accounts receivable	332	301
Allowance for doubtful accounts	-24	-14
Trade accounts receivable	308	287

Bad debt expenses were CHF 7 million, CHF 2 million, and CHF 1 million at December 31, 2001, 2000, and 1999, respectively. Bad debt write-offs against the allowance were CHF 1 million, CHF 1 million, and CHF 3 million in 2001, 2000, and 1999, respectively.

Note 20. Pledged Assets

In connection with the global settlement negotiations related to the hip and knee implant litigation all assets of the Group were pledged as of December 31, 2001. In 2002 the settlement has been revised and the pledged assets will be released. (1) In 2000 total CHF 5 million assets were pledged.

(1)  Described in Note 9.

Note 21. Shareholders’ Equity

Outstanding shares with a nominal amount of CHF 30.– each as of December 31, 2001 and 2000, amount to 9,933,556 and 9,991,300, respectively.

The conditional share capital with a nominal value totaling CHF 6 million was reduced due to shares and ADS options exercised in 2001 to CHF 5,752,890, and in 2000 to CHF 5,758,860.

Amounts planned for dividend distribution by the Company’s subsidiaries at December 31, 2001, 2000, and 1999 were approximately CHF 53 million, CHF 86 million and CHF 72 million, respectively.

If the shareholders’ meeting approves the proposed appropriation of available earnings of December 31, 2001, no dividend will be distributed.

Due to the adoption of IAS 39 as of January 1, 2001 the following entries were recorded directly to equity:

Mill. CHF	Retained earnings

January 1, 2001 fair value adjustments
Available-for-sale securities	15
Derivative and other financial instruments	3
Deferred tax on above	-6
Effect of introducing IAS 39 on January 1, 2001	12
Changes in fair value:
• Available-for-sale securities	—
• Cash flow hedges	—
Realized gains or losses transferred to the income statement:
• securities sold	-18
Impaired securities and instruments	4
Deferred tax on above	5
Fair value adjustments at December 31, 2001	3

Note 22. Long-term Borrowings

Mill. CHF	2001	2000

Loans from third parties	13	13
Mortgage loans	6	5
Leasing commitments	2	1
Total long-term borrowings	21	19
Current portion	1	—
Total long-term borrowings non-current	20	19

Non-current borrowings will mature as follows:

Mill. CHF	Third-party loans	Mortgage	Other	Total

2003 - 2006	3	—	2	5
2007 and thereafter	10	5	—	15
Total long-term borrowings	13	5	2	20

Note 23. Provisions

Mill. CHF	Personnel related provisions	Warranties, litigation risks	Provision for taxes	Other provisions	2001 Total	2000 Total

Balance of January 1	18	3	107	70	198	203

Changes in composition of Group	—	—	—	3	3	—
Increase	1	1563	29	44	1637	71
Unused amounts reversed	—	—	—	—	—	-6
Utilisation	-15	-84	-27	-15	-141	-71
Currency conversion adjustment	—	-8	—	2	-6	1
Balance of December 31	4	1474	109	104	1691	198

Short-term portion	1	170	31	21	223	54
Long-term portion	3	1304	78	83	1468	144
Balance of December 31	4	1474	109	104	1691	198

Personnel provisions are accrued to cover expenses arising primarily from grants, rewards for years of service, termination and pension benefits.

The strong increase in provisions for litigation risks of CHF 1563 million is mainly related to the hip and knee settlement of CHF 1476 million. Additional provisions were built to reflect the settlement of all claims between Sulzer and SulzerMedica relating to the Spin-Off agreement.

Furthermore, provisions have been built to reflect the restructuring actions taken in some of the US entities as well as to reflect the risks related to our activities with Orthosoft. See note 9.

“Other provisions” are mainly relating to the divestiture of the Electrophysiology Division in 1999 and to accrued stop-loss complying with insurance policies.

As a result of the divestiture of the Electrophysiology Division in 1999 the Company is involved in the procedure, as provided for in the contract, to determine the final selling price. Management believes that the recorded provisions are adequate.

Note 24. Short-term Borrowings

Mill. CHF	2001	2000

Borrowings from third parties	75	83
Loans from related parties	—	3
Total short-term borrowings	75	86

Note 25. Other Current and Accrued Liabilities

Mill. CHF	2001	2000

Notes payable	1	1
Social security contributions	3	4
Assessed taxes payable	5	8
Commissions payable	14	18
Other liabilities	53	46
Vacation and overtime claims	15	8
Salaries, wages and bonuses	34	33
Corporate identity	15	—
Fair value of derivative instruments	2	—
Other accruals	52	27
Total other current liabilities and accruals	194	145

Note 26. Commitments and Contingencies

The contractual commitments for future investments in property, plant, and equipment for which the applicable financing will arise in future years at December 31, 2001, 2000, and 1999, were CHF 6 million, CHF 3 million, and CHF 1 million, respectively.

The future minimum rental commitments for operating leases as of December 31 are:

	2001			2000
Mill. CHF	Buildings	Other	Total	Buildings	Other	Total

Maturity: <1 year	5	2	7	6	2	8
Maturity: 1–5 years	11	5	16	15	3	18
Maturity: >5 years	—	2	2	—	—	—
Total rental commitments	16	9	25	21	5	26

Employees of the Company are committed to respect local laws and regulatory guidelines in the course of their business activities. In the normal course of business, certain subsidiaries are involved in administrative and civil proceedings which could give rise to claims not covered, or only partly covered, by insurance, the effects of which on future earnings cannot be foreseen. In the opinion of management, the ultimate outcome of these situations will not have a material impact on the consolidated financial position and results of operations. The Company is party to certain other legal actions arising in the ordinary course of its business. Provisions have been recorded for such litigation risks where it is probable that the Company has incurred a loss and a reasonable estimate of such loss can be made. Because the judicial process for such cases is complex, management cannot estimate the amount of any additional losses which might be incurred in excess of the amounts provided, especially the legal cases related to the recalled Inter-Op hipshells and withdrawn tibial baseplates. See also Note 33 and 9.

Note 27. Retirement Benefit Plans and Employee Costs

Defined contribution plans

The Company has defined contribution plans which  cover substantially all of its US employees and employees in other countries. The benefits of these plans relate to local customs and practices in the countries concerned. Company contributions to such plans for the years ended on December 31, 2001, 2000, and 1999, were CHF 10 million, CHF 8 million, and CHF 6 million, respectively.

Defined benefit plans

Defined benefit plans covering employees of Sulzer Medica are in place in Switzerland, France, and the United Kingdom. Those in Switzerland and the United Kingdom cover employees of the Company in addition to employees of Sulzer. The assets and liabilities of these plans which relate to Company personnel have been determined based on actuarial valuations. The most recent actuarial valuations were performed on December 31, 2001.

Personnel costs for defined benefit plans

Mill. CHF	2001	2000

Current service costs of retirement benefit plans	-10	-10
Interest costs	-5	-5
Expected return on plan assets	7	7
Employees contributions	4	4
Change in portion of overfunding not capitalized	-2	-1
Personnel costs for defined benefit plans	-6	-5

The actual return on assets was a loss of CHF 7 million in 2001 and a gain of CHF 6 million in 2000.

Funded status

Mill. CHF	2001	2000

Present value of funded obligations	-134	-122
Fair value of plan assets(1)	148	148
Over-/underfunding	14	26
Actuarial gains (-) and losses	10	-4
Portion of overfunding not capitalized(2)	-24	-21
Overfunding reflected in the balance sheet	—	1

Long-term provision portion	—	—
Asset portion	—	1

(1)  The joint plan assets as of December 31, 2001, and 2000, include the amount of CHF 17 million and 3 million shares of SulzerMedica Ltd which is about 0.4% and 0.2% of the total plan assets.

(2)  Legal requirements, particularly those of Switzerland, restrict the utilization of overfunded contributions in legally separated benefit plans. Only amounts that will potentially reduce future pension costs are capitalized in the consolidated balance sheet.

Due to the large discrepance between expected and actual return on assets the overfunding diminished and unrecognized actuarial losses resulted. Based on this development the Group did not reduce the allowance on a recognizable asset in the balance sheet.

The actuarial weighted average assumptions used were as follows:

	2001	2000

Discount rate	4.5%	4.5%
Long-term return on assets	5.1%	5.1%
Salary increases	2.8%	2.8%
Pension benefit increases	1.3%	1.3%
Employee turnover	5.3%	4.3%

Mill. CHF	2001	2000	1999

Employee costs
Salaries and wages	346	286	263
Fringe benefits	72	63	53
Total personnel expenses	418	349	316

The increase in 2001 in personnel expenses mainly relates to the acquisitions Paragon Implant Company and IntraTherapeutics Inc. See note 5.

Note 28. Financial Instruments

The balance sheet values of cash, cash equivalents and current accounts receivable and payable approximate their market values. In the case of the items below, the carrying value in the balance sheet and their market values at the closing date were as follows:

	2001		2000		1999
Mill. CHF	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value

Investments in non-consolidated companies and other financial assets	58	58	97	112	63	94
Long-term borrowings	-21	-21	-19	-19	-31	-31

With the adoption of IAS 39 as per January 1, 2001, the carrying value corresponds to the fair value.

The fair value of investments in non-consolidated companies and other financial assets is based on quoted market prices for those of similar investments. For investments and other financial assets which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of long-term borrowings is based on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

	2001			2000
Mill. CHF	Notional value	Carrying value	Fair value	Notional value	Carrying value	Fair value

Foreign currency instruments
Forward exchange contracts (profit)	39	1	1	185	—	8
Forward exchange contracts (-loss)	209	-2	-2	97	—	-2

The Group’s sales are denominated in a variety of different currencies. The currency structure of costs deviates to some extent from the currency structure of sales. In order to manage the exposure to the risk of foreign exchange movements, the Group makes use of financial instruments such as forward contracts. These instruments are entered into with major international institutions and typically expire within one year.

The notional value indicates the volume of the open derivative positions at the balance sheet date.  The determination of the fair value of open transactions is based, where possible, on quoted prices, or alternatively on other recognized valuation methods.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in financial income. These gains and losses generally correspond to changes in the hedged balance sheet items.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments, foreign currency exchange contracts, and trade accounts receivable. The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. Financial transactions are spread over a number of financial institutions each of which has a high credit rating.

The overall credit risk relating to derivatives at December 31, 2001 and 2000, amounted to CHF 0.6 million and CHF 7.9 million, respectively. The credit risk measures the maximum exposure which would arise if the counterparties failed to meet their obligations. The outstanding financial market transactions have all been arranged with top-rated financial institutions, and there is no unreasonable concentration of risks.

Concentration of credit risks with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant proportion of trade accounts receivable is with national health care systems in several countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries’ national economies.

Note 29. Transactions with Related Parties

At the Annual General Meeting of Sulzer on April 19, 2001 the Shareholders approved the proposed separation of Sulzer and SulzerMedica into two fully independent quoted companies. The separation was effected on July 10, 2001, by distributing the SulzerMedica shares held by Sulzer to Sulzer’s Shareholders, on the basis of two Sulzer Medica shares for each Sulzer share held as of July 9, 2001. The spin-off of practically all of the 74% shareholding in SulzerMedica increased the free float to nearly 100%. As a consequence the Company ceased to be a subsidiary of Sulzer as of July 2001. Transactions in the years before the spin-off between the Company and Sulzer and its subsidiaries are summarized below:

1. In certain countries the Company’s products were distributed by companies within Sulzer’s Markets and Technology Division. Transfer prices charged to Sulzer’s Markets and Technology Division were equivalent to the prices charged to third-party distributors.

2. The Company entered into an Administrative Services Agreement with Sulzer Management Ltd in 1993 under which the Company pays an annual charge for the cost of certain functions such as treasury, risk management, group accounting systems and procedures, and human resources which were performed on a corporate basis by Sulzer. These costs were allocated to subsidiaries of Sulzer based on the proportion of last year’s consolidated third-party sales, personnel costs, general and administrative expenses, and total assets which were attributable to the related company, as applicable, based upon the nature of the costs being allocated. The costs of this agreement are included under selling, general and administrative expense in the table on page 39.

3. The Company entered into a Name and Trademark License Agreement under which it has the right to use “Sulzer” to market medical products. The annual charge amounting to 0.2% of third-party sales is included under selling, general and administrative expense in the table on page 39.

4. Certain research and development activities were performed centrally by Sulzer Markets and Technology Ltd, a subsidiary of Sulzer. Under various cost sharing agreements, the costs of such activities were charged to the companies which benefit directly therefrom. Direct research and development costs charged to the Company are separately disclosed in the table on page 39. Exploratory research and development was allocated to subsidiaries of Sulzer based on third-party sales and the extent to which each company is considered to benefit from such activities. Exploratory research and development charges allocated to the Company are disclosed under selling, general and administrative expense on page 39.

5. The Company made use of certain premises, facilities and specific services which are put at its disposal by subsidiaries of Sulzer. Charges were allocated to the Company based either on the actual costs incurred on the Company’s behalf or, in the case of rented properties, by reference to rental charges paid by third parties for similar accommodations.

6. The Company has agreed to indemnify certain suppliers for liability claims which may be made against them in connection with the incorporation of their products into SulzerMedica products. The Company’s liability under three of these agreements has been guaranteed by Sulzer.

7. The Company has insurance coverage for product liability under an umbrella insurance policy arranged by Sulzer for all of its subsidiaries.

Management considers that the methods used to allocate the costs referred to in the arrangements described above are reasonable. Under an umbrella agreement entered into by the Company with Sulzer during 1997, the parties have agreed that all transactions shall continue to be consistent with arm’s length principles.

To effect the spin-off of SulzerMedica, the two companies have entered into a Separation Agreement which will govern certain arrangements between parties following the completion of the spin-off. Based on this Agreement the Board of Directors will present at the Annual Shareholders’ Meeting on May 17, 2002 a new name for the Company to be approved by the assembly.

A listing of the members of the Board of Directors (BoD) and officers is shown on page 4 of the Annual Report; in 2001 the total remuneration of the BoD approximated CHF 1.3  million (in 2000: CHF 0.4 million). Members of the Board of Directors receive a substantial portion of their fees in stock options.

Remuneration by each individual Board member in 2001:

Thousands CHF	Cash	Options

Gay	65	30
Borgeaud	80	40
Spälti	80	40
Domeniconi	80	40
Link	570	173
Mathis	46	85
Total remuneration	921	408

Transactions between the Company and Sulzer and its subsidiaries amounted to:

Mill. CHF	2001(1)	2000	1999

Sales
Sulzer Medica products	9	19	19
Other sales	—	—	—
Total sales	9	19	19
Costs
Rent and maintenance of buildings	-2	-5	-5
Selling, general and administrative expense	-2	-4	-9
Research and development expense	-2	-3	-4
Total costs	-6	-12	-18
Interest
Interest expense	—	—	-1
Interest income	2	3	—
Total interest, net	2	3	-1

(1) Until July 10, 2001, SulzerMedica was part of the Sulzer Group.

Balances with Sulzer and its subsidiaries amounted to:

Mill. CHF	2000	1999

Assets
Current accounts receivable	5	6
Cash and cash equivalents	98	2
Total assets	103	8
Liabilities
Short-term borrowings	3	27
Current accounts payable	4	4
Total liabilities	7	31

Note 30. Management Stock Option Plan

In 1997, the Company adopted the SulzerMedica Stock Option Plan to provide options to management and key employees. Under this plan options were granted for a five term and were sourced from up to 200,000 shares (or 2,000,000 ADS) of authorized, but unissued registered shares of Sulzer Medica Ltd. In 2001, the Company modified this plan and introduced the SulzerMedica Long-term Stock Option Plan with a term of 10.5 years. Pursuant to the two plans the Company grants stock options at exercise prices not less than the fair market value at the date of the grant. Options are exercisable beginning one year from the date of the grant in cumulative yearly amounts of 25% of the shares under option and have a term of ten or ten and one-half years. In addition to the annual grant in April, options may be granted to new employees during the year. For grants under the 2001 plans, the Company will buy the necessary shares on the open market at its convenience.

Movements in the number of shares and ADS options outstanding are as follows:

	2001 Options	2000 Options	1999 Options

At beginning of year	177 472	126 458	95 446
Granted	233 943	74 048	69 125
Exercised	-199	-7 674	—
Cancelled and expired	-66 753	-15 360	-38 113
At end of year	344 463	177 472	126 458

The annual grant of shares and ADS options was made on April 18, 2001, at a price of CHF 333.00/USD 19.46 per share/ADS (April 12, 2000: CHF 376.00/ USD 22.67). Due to the spin-off from the parent Sulzer Ltd in July 2001 a second grant was pronounced on August 24, 2001 at a price of CHF 111.00/ USD 6.71.

Options exercised in 2001 resulted in 199 shares being issued, in 2000 in 7,674 shares, yielding aggregate proceeds of CHF 0.1 million and CHF 2.7 million, respectively.

Share options outstanding at the end of the year have the following terms:

			2001	2000
Grant Year	Weighted average remaining contractual life in years	Weighted average exercise price	Options	Options

1997	0.5	CHF 350.00 / USD 23.89	17440	22958
1998	1.3	CHF 382.00 / USD 24.94	24293	31819
1999	2.3	CHF 300.00 / USD 19.98	43710	54703
2000	3.3	CHF 376.00 / USD 22.70	54119	67992
2001	9.7	CHF 170.00 / USD 12.48	204901	—
Total		CHF 243.00 / USD 16.47	344463	177472

Note 31. Differences between IAS and US GAAP

The Group’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) which differ in certain material respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

Reconciliation of IAS net income to U.S. GAAP net income:

Mill. CHF	2001	2000	1999

Net income / net loss under IAS	-1193	190	483
Impact of in-process research and development cost on goodwill	11	11	10
Impact of impairment charge on intangibles	17	-13	240
Employee benefits	3	1	—
Deferred taxes	—	—	—
Net income / net loss under U.S. GAAP	-1162	189	733

In accordance with IAS 22, the amount of “in-process research and development” included in the purchase price of acquisitions is considered a form of goodwill which the Company amortizes over a twenty-year period. U.S. GAAP requires the entire “in-process research and development” amount to be expensed in the year of acquisition. This difference reverses over the twenty-year period in which goodwill is amortized under IAS.  In 2001, CHF 11 million of this difference were reversed (2000: CHF 11 million).

U.S. Statement of Financial Accounting Standards No. 121 (FAS 121) “Accounting for the impairment of long-term assets and for long-lived assets to be disposed of” provides that an impairment is evaluated based on expectations of undiscounted cash flows. This test according to U.S. GAAP determined that in 2000 and 1999 no impairment has occurred and no impairment charges were recognized. This difference reverses over the remaining seventeen-year period in which this goodwill is amortized under IAS.

U.S. Statement of Financial Accounting Standards No. 87 (FAS 87) “Employer’s Accounting for pensions” does not provide for an impairment test for the overfunding of pension plans. The change of the amount of the overfunding is shown in the income statement.

The principal differences between IAS and U.S. GAAP are presented on pages 41 – 44 with explanations of certain adjustments that affect consolidated shareholders’ equity as of December 31, 2001 and 2000.

Reconciliation of shareholders’ equity

Mill. CHF	2001	2000

Shareholders’ equity under IAS	784	1993
Impact of in-process research & development cost on goodwill (a)	-177	-182
Exceptional non-cash write-down on intangibles (b)	241	216
Employee benefits (c)	24	21
Investments (d)	—	15
Deferred tax effect of U.S. GAAP adjustment on investments	—	– 3
Shareholders’ equity under U.S. GAAP	872	2060

(a) In-process research & development

The application of U.S. GAAP may result in differences in the period of amortization for goodwill. As permitted by SEC rules, the Company has not attempted to quantify those differences for purposes of the reconciliation to U.S. GAAP as the amount presented complies with IAS 22. However, under U.S. GAAP the amount of “in-process research and development” is expensed in the year of acquisition as described in the Reconciliation of IAS net income to U.S. GAAP net income.

(b) Intangibles

As discussed in the reconciliation of net income, the impairment charge to goodwill and existing technology was not recognized under FAS 121.

(c) Employee benefits

IAS 19 (revised 1998) “Employee benefits”, effective as of January 1, 1999, limits the benefit amount of plan assets to be recognized to the realizable economic future benefit.

U.S. GAAP Financial Accounting Standard No 87 (FAS 87), “Employers’ Accounting for pensions,” does not provide for an impairment test for the overfunding of pension plans, as such the amount of the overfunding is recognized as an asset.

(d) Investments

The IAS cost and estimated fair value of available-for-sale securities at December 31, 2000 are as follows:

In accordance with IAS 25, “Accounting for Investments,” the Group has classified its marketable

Mill. CHF	2000

IAS cost investments	16
Gross unrealized gains marketable securities	15
Fair value in accordance with FAS 115	31

securities as long-term, and carries such investments at the lower of cost or market value, determined on a total aggregate portfolio basis. Reductions in the carrying value of marketable securities are charged to the consolidated income statement.

U.S. GAAP Statement of Financial Accounting Standards No. 115 (FAS 115), “Accounting for Certain Investments in Debt and Equity Securities,” provides that investments in marketable securities which are classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity. Accordingly, the effect of this treatment is included in the U.S. GAAP reconciliation of shareholders’ equity. The marketable securities shown on page 42 represent equity securities.

With the implementation of IAS 39 as of January 1, 2001 this variance was eliminated.

(e) Deferred taxes

In the consolidated financial statements, deferred tax assets and liabilities are classified as long-term and have been presented as such in the assets and liabilities sections of the balance sheet. This presentation is in accordance with IAS 12, “Income taxes.” U.S. GAAP Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes,” provides that deferred taxes must be separated into a current and a non-current amount based on the classification of the related asset or liability.

The presentation of deferred tax assets and liabilities in accordance with FAS 109 at December 31 would be as follows:

	2001				2000
Mill. CHF	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Current assets	Non- current assets	Current liabilities	Non- current liabilities

Deferred taxes	243	679	15	20	116	212	13	39
Valuation allowance	-69	-194	—	—	-54	-100	—	—
Total deferred taxes	174	485	15	20	62	112	13	39

This difference relating to deferred taxes does not result in a reconciling adjustment to shareholders’ equity as of December 31, 2001 and 2000, between IAS and U.S. GAAP.

(f) Operating income before goodwill amortization and exceptional items

Disclosure of operating income before exceptional items and goodwill amortization is not permitted under U.S. GAAP. The exceptional items, goodwill amortization and non-operating expenses would be included in the determination of operating income under U.S. GAAP.

(g) Operating income

Operating income under IAS also consists of the income from discontinuing operations. Under U.S. GAAP, this income from the Electrophysiology Division in 1999 would not be included in the operating income. It would be shown below the operating income as income from discontinuing operations.

Recently issued accounting pronouncements

The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 141 ‘‘Business Combinations”; SFAS No.142 ‘‘Goodwill and other Intangible Assets’’; and SFAS No. 144 ‘‘Accounting for Impairment or Disposal of Long-Lived Assets’’ will be effective for periods beginning on or after January 1, 2002.  The Group is currently determining the effect, if any, these new standards cause divergences from its Consolidated Financial Statements.

The Group adopted SFAS No. 141 for all business combinations after June 30, 2001.  This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill.  Since June 30, 2001, there have been no material business combinations.

Effective January 1, 2002, the Group will adopt SFAS No. 142 for existing goodwill and other intangibles. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment.  This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purpose of goodwill impairment testing. Under the provisions of this standard, any impairment of goodwill will be written off and recognized as a cumulative effect of a change in accounting principle as at January 1, 2002.

Effective January 1, 2002 the Group will adopt SFAS No. 144.  This standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

Note 32. Convenience Translation (unaudited)

Solely for the convenience of the reader, the consolidated balance sheet as of December 31, 2001, has been translated into US dollars (USD) at the year-end exchange rate of 1.68 Swiss francs per USD, and the consolidated income statement has been translated at the 2001 average exchange rate of 1.69 Swiss francs per USD. The translation should not be construed as a representation that the Swiss franc amounts represent or have been or could be converted into USD at those or any other rate.

Note 33. Subsequent Events

On March 13, 2002, the detailed proposal of the settlement with patients affected by revision of hip or knee surgery has been signed by the parties and preliminarly approved by the court. The patients will have until May 14, 2002, to decide on the opt-out. See note 9.

Report of the Group Auditors

Report of the Group auditors to the General Meeting of the Shareholders of SulzerMedica Ltd Winterthur

As auditors of the Group, we have audited the consolidated financial statements (balance sheets, statements of income, cash flows, shareholders’ equity and the notes to the consolidated financial statements / pages 10 to 44) of SulzerMedica Ltd for each of the three years in the period ended December 31, 2001, which have been prepared in accordance with International Accounting Standards (IAS).

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC). Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SulzerMedica Ltd and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and cash flows for the three years ended December 31, 2001 in conformity with International Accounting Standards and comply with Swiss law.

Without qualifying our opinion we draw your attention in accordance with the International Standards on Auditing (ISA) to the following: as described in Note 9 to the consolidated financial statements, on March 13, 2002 SulzerMedica has reached a tentative settlement agreement with the patients in the USA affected by defective hip and knee implants. The Group’s estimate of costs directly related to this tentative settlement agreement amount to USD 873 million and is recognized in the 2001 consolidated financial statements. As a result of the uncertainties existing in connection with this pending litigation, the ultimate outcome of this matter cannot presently be determined. This emphasis of matter represents, in contrast to the ISA, a qualification in accordance with the auditing standards promulgated by the Swiss profession.

We recommend that the consolidated financial statements submitted to you be approved, in spite of the qualification described above.

PricewaterhouseCoopers Ltd

/s/ R. Rausenberger	/s/ St. Haag
R. Rausenberger	St. Haag

Winterthur, April 2, 2002

Balance Sheets of SulzerMedica Ltd (Parent Company)

Assets	Notes	2001 Mill. CHF	2000 Mill. CHF

Non-current assets
Investments in subsidiaries and other companies	103	670	678
Loans to subsidiaries		1248	1181
Total non-current assets		1918	1859
Current assets
Accounts receivable from subsidiaries		10	5
Other accounts receivable		18	8
Short-term loans to subsidiaries		67	98
Cash and marketable securities	104	58	45
Total current assets		153	156
Total assets		2071	2015

Equity and liabilities
Shareholders’ equity
Share capital	105	300	300
Statutory reserves		1367	1367
Reserves for treasury stock	107	16	7
Special reserve		119	119
Retained earnings	107	136	106
Net income of the year		-1305	99
Total shareholders’ equity (before profit appropriations)		633	1998

Liabilities
Long-term liabilities
Long-term provisions		7	7
Total long-term liabilities		7	7
Short-term liabilities
Accounts payable to
• third parties		1	1
• subsidiaries		7	1
Short-term provisions		1234	—
Borrowings from
• subsidiaries		131	—
Accrued liabilities		58	8
Total short-term liabilities		1431	10
Total liabilities		1438	17
Total equity and liabilities		2071	2015

The accompanying notes are an integral part of these financial statements.

Income Statements of SulzerMedica Ltd (Parent Company)

Income	Notes	2001 Mill. CHF	2000 Mill. CHF

Investment income from subsidiaries and other companies		106	49
Financial income		65	63
Total income		171	112

Expense

Administrative expense		-17	-7
Financial expense		- 2	—
Exceptional items	106	-1435	—
Expenses related to investments		-21	—
Taxes		-1	-6
Total expense		-1476	-13
Net income of the year		-1305	99

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements of SulzerMedica Ltd (Parent Company)

Note 101. General

On June 24, 1997, Sulzer Orthopedics Ltd changed its name to SulzerMedica Ltd and incorporated a new wholly-owned subsidiary to which it transferred its operating assets and liabilities. On July 7, 1997, SulzerMedica transferred its registered office and domicile from Baar in the Canton of Zug to Winterthur in the Canton of Zurich.

Note 102. Valuation Principles

The financial statements at December 31, 2001 and 2000, have been prepared in compliance with the requirements of the Swiss Code of Obligations. For purposes of including SulzerMedica Ltd in the Consolidated Financial Statements, however, the accounting principles as described in note 3 to the Consolidated Financial Statements remain fully applicable.

Note 103. Investments

A list of investments held directly or indirectly by SulzerMedica Ltd is provided in note 5 to the consolidated financial statements.

Note 104. Cash and Marketable Securities

Mill. CHF	2001	2000

Marketable securities	7	4
Cash	51	41
Total cash and marketable securities	58	45

Note 105. Share Capital

In connection with the stock option plan for management, the General Meeting of Shareholders also approved in 1997 the issue of conditional share capital with a nominal amount totalling CHF 6 million, which was reduced to CHF 5,752,890 due to the options exercised in 1998, 1999, 2000 and 2001.

Note 106. Exceptional Items

The expenses for exceptional items mainly relate to provisions and valuation allowances SulzerMedica Ltd booked for the Hip and Knee Settlement of CHF 1398 million total. For further information regarding the background of this settlement and the related uncertainties see note 9 to the Consolidated Financial Statements.

Notes to the Financial Statements (Parent Company)

Note 107. Reserves for Treasury Stock

The reserves for treasury stock relate to the shares (including ADS) bought in connection with the Employee Stock Purchase Plan and Management Stock Option Plan. In 2001, a total of 71,756 shares and ADS were bought (2000: 14,100). In total, 13,812 shares and ADS were sold to employees of SulzerMedica in 2001(2000:15,212).

A total of CHF 16 million (2000: CHF 7 million), representing the value of 74,682 (2000: 16,738) shares (including ADS) held as of December 31, 2001, by SulzerMedica Ltd and its subsidiaries, was reclassified from “Retained earnings” to “Reserves for treasury stock.”

Note 108. Pledged Assets

In connection with the global settlement negotations related to the hip and knee implant litigation all assets of the Group were pledged as of December 31, 2001. In 2002 the settlement has been revised and the pledged assets will be released.

Note 109 Contingent Liabilities

Mill. CHF	2001	2000

Guarantees and letters of comfort for subsidiaries	103	105
Total borrowings by subsidiaries under credit lines covered by guarantees and letters of credit provided by the Company	73	89

Sulzer Medica Ltd agreed to indemnify Sulzer for claims relating to the medical technology business of the Company (see also note 29, “Transactions with related parties;” paragraph 6).

Proposed appropriation of available earnings

Mill. CHF		2001	2000

Net income/loss for the year		-1305	99
Unallocated income carried over from previous year		146	109
Transfer to and from reserves for treasury stock / rounding		-10	-2
Total available earnings		-1169	206

Proposed dividends:
Registered shares par value	CHF 30.–:
10,008,038	CHF 0.00 (2000: CHF 6.00)	—	-60
Balance carried forward to new account		-1169	146

The Board of Directors proposes not to pay out a dividend in 2002.

Annual General Meeting of Shareholders

The ordinary Annual General Meeting of Shareholders will be held on May 17, 2002 at 10 a.m. in the Messe-Zurich, Wallisellenstrasse 49, Zurich-Oerlikon, Switzerland.

Report of the Statutory Auditors

Report of the statutory auditors to the General Meeting of the Shareholders of SulzerMedica Ltd Winterthur

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes / pages 46 to 50) of SulzerMedica Ltd for the year ended December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and the financial statements comply with Swiss law and the company’s articles of incorporation with the following qualification:

As described in Note 106 to the financial statements, on March 13, 2002 SulzerMedica negotiated a tentative settlement agreement with the patients in the USA affected by defective hip and knee implants. The company’s estimate of costs related to this tentative settlement agreement are covered by valuation allowances and provisions amounting to CHF 1’398 million in total. As a result of the uncertainties existing in connection with this pending litigation, the ultimate outcome of this matter cannot presently be determined.

We recommend that the financial statements submitted to you be approved, in spite of the qualification described above.

PricewaterhouseCoopers Ltd

/s/ R. Rausenberger	/s/ St. Haag
R. Rausenberger	St. Haag

Winterthur, April 2, 2002

“The Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

In addition to the historical statements contained herein, the Management Discussion and Analysis and the Annual Report contain a number of forward-looking statements, including those regarding the Company’s business strategy, projected costs and financing needs, insurance coverage, litigation risks and the plans and objectives of management regarding future operations. These statements are made only as of the date hereof, reflecting the best judgment of the Company’s management based upon current information and involved known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements of the strategies and objectives to be materially different from those expressed or implied by such forward-looking statements. The factors that could cause actual performance and future actions to differ materially from the forward-looking statements include the potential financial and other effects of future mergers and acquisitions and related operational risks such as the Company’s ability to successfully integrate acquired businesses and products, enter new market segments and manage the growth of such businesses; competitive factors, such as the additional loss of significant sales representatives to competitors or the acquisition of key patents by competitors that would have the effect of excluding the Company from new market segments; the timing of new product introduction; product demand and market acceptance; litigation involving intellectual property issues; domestic and foreign economic conditions; and government action, including increased regulation of the US and foreign health care systems, especially related to reimbursement of health care costs by government programs and private third-party payors. The Company undertakes no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made or that had occurred but were unknown to the Company at the time such statements were made.

You find the annual report on our Website

www.sulzermedica.com

Sulzer Medica Ltd

CH-8401 Winterthur, Switzerland
Telephone	+41 52 262 72 50
Telefax	+41 52 262 00 59
Internet	www.sulzermedica.com

Investor Relations Europe
Telephone	+41 1 306 98 25
Telefax	+41 1 306 98 31
E-mail	investor-relations@sulzermedica.com

Sulzer Medica USA Inc

Houston, TX 77046-0391
Telephone	+1 713 561 6300
Telefax	+1 713 561 6410
Internet	www.sulzermedica.com

Investor Relations USA
Telephone	+1 713 561 6376
Telefax	+1 713 561 6380
E-mail	investor-relations-us@sulzermedica.com

Published April 2002